ANNUAL INFORMATION FORM

For the year ended June 30, 2019

Dated as at September 20, 2019

NEW PACIFIC METALS CORP.

Suite 1750 - 1066 West Hastings Street

Vancouver, BC, Canada V6E 3X1

Tel: (604) 633-1368

Fax: (604) 669-9387

Email: info@newpacificmetals.com
Website: www.newpacificmetals.com

ITEM 1:	GENERAL

1.1 Date of Information

All information in this Annual Information Form (“AIF”) is as of June 30, 2019, unless otherwise indicated.

1.2 Forward-Looking Statements

This AIF contains “forward-looking statements” and “forward-looking information” collectively referred to herein as “forward-looking statements” for New Pacific Metals Corp. (the “Company” or “NPMC”) within the meaning of the applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this AIF. These forward-looking statements include but are not limited to statements and information concerning: plans and expectations for the Silver Sand Project (as defined below), the Tagish Lake Gold Property (as defined below) and the RZY Project (as defined below).

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events, or results “may” or “could”, “would”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.

These forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions, which management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: general business, economic, competitive, political, regulatory and social uncertainties; silver, lead, copper and gold price volatility; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of mineral properties; risks related to factors beyond the control of the Company; risks and uncertainties associated with exploration and mining operations; risks related to the ability to obtain adequate financing for planned development activities; lack of infrastructure at mineral exploration properties; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of mineral deposits; uncertainties related to title to mineral properties and the acquisition of surface rights; risks related to governmental regulations, including environmental laws and regulations and liability and obtaining permits and licences; future changes to environmental laws and regulations; unknown environmental risks from past activities; commodity price fluctuations; risks related to reclamation activities on mineral properties; risks related to political instability and unexpected regulatory change; currency fluctuations; influence of third party stakeholders; conflicts of interest; risks related to dependence on key individuals; risks related to the involvement of some of the directors and officers of the Company with other natural resource companies; enforceability of claims; the ability to maintain adequate control over financial reporting; disruptions or changes in the credit or security markets; actual results of current exploration activities; mineral reserve and mineral resource estimate risk; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or permits or obtain required licenses and permits; increased infrastructure and/or operating costs; risks of not meeting production and cost targets; discrepancies between actual and estimated production; metallurgical recoveries; mining operational and development risk; litigation risks; speculative nature of silver exploration; global economic climate; dilution; environmental risks; community and non- governmental actions; and regulatory risks. This list is not exhaustive of the factors that may affect any of the forward-looking statements of the Company.

Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out generally and certain economic and business factors, some of which may be beyond the control of the Company. Further, these statements are only current as of June 30, 2019, unless otherwise indicated, as the case may be. Important risk factors are identified in this AIF under the heading “Item 4.2 - Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update or supplement any of these forward-looking statements as a result of changing circumstances or otherwise, and the Company disclaims any obligation to do so, except as required by applicable laws. For all of these reasons, such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon.

1.3 Currency

All sums of money which are referred to herein are expressed in lawful money of Canada, unless otherwise specified.

ITEM 2:  CORPORATE STRUCTURE

2.1 Names, Current address and Incorporation

The Company was formed as a special limited company under the Company Act (British Columbia) on April 19, 1972. By special resolution of its shareholders dated July 21, 1983, the Company converted itself from a special limited company to a limited company Subsequently, the Company continued into Bermuda on November 6, 1997.

On November 5, 2003, the Company continued into British Columbia under the Company Act (British Columbia). On November 3, 2004, the Company changed its name to “New Pacific Metals Corp.” The current Business Corporations Act (British Columbia) (the “BCBCA”) came into force on March 29, 2004, at which time, the board of directors of the Company approved the transition of the Company under the BCBCA and the filing of a transition application containing a Notice of Articles which replaced the existing Memorandum of Association of the Company.

At the Company’s annual general and special meeting of shareholders held November 13, 2015 (the “2015 Meeting”), the shareholders passed a special resolution authorizing and approving an amendment to the articles of the Company to change the name of the Company from New Pacific Metals Corp. to “New Pacific Holdings Corp.” and an ordinary resolution authorizing and approving a change of the Company’s business from a mining issuer engaged in mineral exploration to an investment issuer engaged in investing in privately held and publicly traded corporations under the policies of the TSX Venture Exchange (the “TSX-V”). On July 1, 2016, the Company’s name was changed to “New Pacific Holdings Corp.” and the Company changed its business from a mining issuer listed on the Toronto Stock Exchange (“TSX”) to an investment issuer listed on the TSX-V, trading under the symbol “NUX”.

On June 30, 2017, at a special meeting of shareholders (the “2017 Special Meeting”) held in connection with the Company’s acquisition of Empresa Minera Alcira S.A. (“Alcira” or the “prior Owner”), a private mining company incorporated in Bolivia (as described further below), the shareholders passed a special resolution authorizing and approving an amendment to the articles of the Company to change the name of the Company back to “New Pacific Metals Corp.” and an ordinary resolution authorizing and approving a change of the Company’s business back to a mining issuer engaged in mineral exploration under the policies of the

TSX-V, trading under the symbol “NUAG”. On March 12, 2018, the Company’s common shares commenced trading on the OTCQX Market under the symbol “NUPMF”.

The head office, principal address, and registered and records office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Ca nada V6E 3X 1.

The Company is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario, and Quebec.

2.2 Intercorporate Relationships

The corporate structure of the Company and its subsidiaries, as of June 30, 2019, is as follows:

New Pacific Metals Corp. (B.C.)
(Formerly New Pacific Holdings Corp.)
100%
Tagish Lake Gold Corp.
(B.C.)
100%
Tagish Lake Project (Yukon)
100%
New Pacific Offshore Inc.
(British Virgin Islands "BVI")
100%
SKN Nickel & Platinum Ltd.
(BVI)
100%
Glory Metals Investment Corp. Limited
(Hong Kong)
Rui Feng
100%
New Pacific Investment Corp. Limited
(Hong Kong)
100%
New Pacific Andes Corp. Limited
(Hong Kong)
100%
Fortress Mining Inc. 1
(BVI)
100%
Empresa Minera Alcira S.A.
(Bolivia)
100%
NPM Minerales S.A.
(Bolivia)
82%
Qinghai Found Mining Co. Ltd. (China)
100%
Silver Sand Project (Bolivia)
67%
RZY Project (China)
New Pacific Metals Corp. is owned 29.0% by Silvercorp Metals Inc. and 16.8% by Pan American Silver Corp.
1. Fortress Mining granted a 20% participation interest in RZY to Fortune Mining Inc. a subsidiary of Silvercorp Metals Inc.

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

Change of Business

At the 2017 Special Meeting, shareholders approved a change of business of the Company from an investment issuer to mining issuer engaged in mineral exploration and development in connection with the Company’s acquisition of Alcira. The closing of the acquisition of Alcira occurred on July 20, 2017 and is described further below. Subsequent to June 30, 2017, the Company is focused on the development of the Silver Sand Project.

From July 1, 2017 to July 21, 2017, the Company’s business was that of an investment issuer. As a former investment issuer, the Company holds bonds issued by other companies from various industries acquired through the open market and equity interests of other publicly trading or privately held companies that the Company acquired through the open market or through private placements. Please refer to the Company’s Management Discussion and Analysis for the year ended June 30, 2019 and filed under the Company’s profile on SEDAR for a description of such bonds and equity interests.

Acquisition of Alcira

The acquisition of Alcira was carried out pursuant to the terms of a share transfer agreement (the “Share Transfer Agreement”) dated March 28, 2017 among New Pacific Investment Corp. Limited., a wholly owned subsidiary of the Company, as the purchaser and Ningde Jungie Mineria Co., Ltd., Cai Ximing and Li Chengliang (together, the “Vendors”), as the vendors.

Pursuant to the Share Transfer Agreement, the Company agreed to acquire all of the issued and outstanding shares of Alcira in exchange for US$45,000,000 in cash (the “Consideration”). US$5,000,000 of the Consideration is due to the Vendors on the earlier of (i) the date on which Alcira obtains all permits and authorizations for mining and milling of industry scale from the Government of Bolivia and (ii) at such time as Alcira begins commercial production. The Company closed the acquisition of Alcira pursuant to the Share Transfer Agreement on July 20, 2017 and upon closing, Alcira became an indirect, wholly-owned subsidiary of the Company. As a result of the acquisition of Alcira, the Company obtained the concessions comprising the Silver Sand silver property (the “Silver Sand Project” or the “Property”) located in the Potosí Department of Bolivia. For additional information regarding the Silver Sand Project, see “Item 5.1: The Silver Sand Project” in this AIF.

Private Placements

The Company announced on April 10, 2017 that it would seek to complete a private placement (the “July Private Placement”) of 40,000,000 subscription receipts (each, a “Subscription Receipt”) at a price of US$0.80 per Subscription Receipt to raise gross proceeds up to US$32,000,000. Each Subscription Receipt was convertible into one common share of the Company upon closing of the acquisition of Alcira. Due to increased demand, the Company increased the size of the July Private Placement and on July 17, 2017, the Company closed the July Private Placement and issued 43,521,250 Subscription Receipts for gross proceeds of US$34,817,000. On July 20, 2017, each Subscription Receipt was automatically converted into one common share of the Company upon completion of the acquisition of Alcira and the Company issued 43,521,250 common shares to holders of the Subscription Receipts. The proceeds of the July Private Placement were used to partially satisfy the Consideration.

On July 28, 2017, the Company also closed a private placement of 1,250,000 common shares at US$0.80 per share for gross proceeds of US$1,000,000.

On November 27, 2017, the Company announced the closing of its non-brokered strategic private placement (the “November Private Placement”) of units (the “Units”) with Pan American Silver Corp. (“Pan American”) for 16,000,000 Units and Silvercorp Metals Inc. (“Silvercorp”) for 3,000,000 Units, at a price of $1.42 per Unit to raise gross proceeds of approximately $27,000,000. Each Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each whole warrant is exercisable into one common share for a period of 18 months at an exercise price of $2.10 per common share. Pan American subscribed for $22,720,000 and Silvercorp subscribed for $4,260,000 of the November Private Placement respectively.

On May 22, 2019, Pan American and Silvercorp exercised their warrants and the Company received gross proceeds of $19,950,000. As of the date of this AIF, Pan American owns 24,000,000 common shares representing 16.79% of the outstanding common shares of the Company.

As of the date of this AIF, Silvercorp and Dr. Rui Feng beneficially own, directly and indirectly, and control 51,476,300 common shares representing 36.02% of the outstanding common shares of the Company.

Exploration Properties

Silver Sand Property

On July 20, 2017, the Company acquired the Silver Sand Property. The Silver Sand Property is located in the Potosi Department, Bolivia. The property consists of 17 contiguous concessions totalling 3.15 square kilometres in size. The property is one of the earliest silver discoveries in the district, having been made prior to the discovery of Cerro Rico in the mid-1500’s. Small-scale, historic mining is evident from scattered shafts, pits, adits, declines and dumps. The property was explored previously by intermittent surface mapping and sampling, underground sampling and surface core drilling between 2012 and 2015.

The Company started the preparation work for the planned exploration program after the acquisition of the Silver Sand Property. In October 2017, the Company successfully received exploration permits required by the relevant Bolivian government authorities and immediately commenced its 2018 drill program on the property. By mid-December 2018, a total of 55,010 metres in 195 HQ size diamond core drill holes had been completed. On January 22 and February 20, 2019, through two separate news releases, the Company released the results of 195 drill holes that had assay results received and analyzed, of which 190 holes intercepted silver mineralization. In April 2019, the Company commenced the 2019 drill program at the Silver Sand Property. The total budgeted metreage for 2019 drill program is approximately 55,000 metres of diamond core drilling. For details of the 2018 and 2019 drill program, please review the Company’s news releases dated January 22, 2019, February 20, 2019, April 25, 2019, June 6, 2019, August 7, 2019, August 20, 2019, August 23, 2019 and August 27, 2019 available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.newpacificmetals.com.

As part of the Silver Sand Property’s expansion plan, the Company entered into a mining production contract with COMIBOL in January 2019 to explore and mine the area adjoining the Silver Sand Property. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia. While management believes that the MPC will be ratified, there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that they will be obtained on reasonable terms. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and the Company’s business. Please review the “Political and Economic Risks in Bolivia” under Risk Factors section below for further details.

In addition, in July 2018, the Company entered into an agreement with private owners to acquire their 100% interest in certain mineral concessions located adjacent to the Silver Sand Property.

Tagish Lake Gold Property

The Tagish Lake Gold Property, covering an area of 254 square kilometres, is located in Yukon Territory, Canada, and consists of 1,510 mining claims with three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum. Since the acquisition of the Tagish Lake Gold Property in December 2010, the Company had one exploration season that commenced on May 18, 2011 and ended on October 9, 2011. The property was on care and maintenance status with a rotating crew of two men on site at all times between the end of exploration work and November 2014. Since November 2014, the camp has been sealed and unmanned. All major onsite equipment items were removed and sold. The Company does not intend on conducting any further exploration on the Tagish Lake Gold Property and will examine strategic opportunities for the Tagish Lake Gold Property in accordance with its business strategies and objectives.

RZY Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project, situated on a high plateau with an average elevation of 5,000 metres above sea level. The RZY Project is located approximately 237 kilometres via paved and gravel roads from the city of Yushu Tibetan Autonomous Prefecture, or 820 kilometres via paved highway from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for twenty six mining projects including the Company’s RZY project in the region and classified the region as a National Nature Reserve Area.

Subsequent to June 30, 2019, the Company’s subsidiary, Qinghai Found, reached a compensation agreement with the Qinghai Government for the RZY project. Pursuant to the compensation agreement, Qinghai Found will surrender its title of the RZY project to the Qinghai Government for one-time cash compensation of $3.8 million (RMB ¥20 million). The process is expected to be completed in Fiscal 2020.

Change of Listing from TSX to TSX Venture Exchange

On June 13, 2016, the Company announced that it has applied to voluntarily delist its common shares from the TSX and received conditional approval to list its common shares on the TSX-V. The shares of the Company commenced trading on the TSX-V on July 4, 2016, under the symbol “NUX”. Following the recent change of the Company’s business from an investment issuer back to a mining issuer, the common shares of the Company recommenced trading on the TSX-V under the symbol “NUAG”.

Listing on OTCQX

On March 12, 2018, the Company’s common shares commenced trading on the OTCQX Market under the symbol “NUPMF”.

3.2 Significant Acquisitions

The Company made no significant acquisitions in its most recently completed financial year.

ITEM 4:  DESCRIPTION OF THE BUSINESS

4.1 General

Change of Business from Investment Issuer to Mining Issuer

Effective July 21, 2017, in connection with the acquisition of Alcira, the Company changed its business from an investment issuer engaged in investing in privately held and publicly traded corporations to a mining issuer engaged in exploration and development focused on the development of the Silver Sand Project.

Specialized Skill and Knowledge

All aspects of the Company’s business activities require specialized skills and knowledge. Such skills and knowledge include the fields of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting. While competition in the resource mining industry has made it more difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining experts for the majority of its key activities.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The mining business is subject to mineral price and investment climate cycles. The marketability of minerals is also affected by worldwide economic and demand cycles. In recent years, the significant demand for minerals in some countries has driven increased commodity process, although commodity prices have generally decreased over the past year. It is difficult to assess if the current commodity prices are long-term trends, and there is uncertainty as to the recovery, or otherwise, of the world economy. If the global conditions weaken and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of the Silver Sand Project.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to see the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise, license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Bankruptcy and Similar Procedures

There is no bankruptcy, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by the Company within the three most recently completed financial years or currently proposed for the current financial year.

Foreign Operations

Our principal operations and assets are located in Bolivia. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, regional and national instability and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors”.

Employees

As at June 30, 2019, the Company had 50 employees.

4.2 Risk Factors

Mining Business

The Company is currently in the business of acquiring and exploring mineral properties, and is exposed to a number of risks and uncertainties that are common to other mineral exploration companies in the same business. The following is a brief discussion of those factors which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

No Revenues or Ongoing Mining Operations

The Company is a development stage mineral company and has no revenue from operations and no ongoing mining operations of any kind. The Company has not developed or operated any mines, and has no operating history upon which an evaluation of the Company’s future success or failure can be made. The Company’s ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including the Company’s ability to successfully build and operate mines, processing plants, and related infrastructure. The Company may not successfully establish mining operations or profitably produce metals at its properties. As such, the Company does not know if it will ever generate revenues.

Mineral Deposits Not Economic

The determination of whether any mineral deposits on the Company’s mineral projects are economical is affected by numerous factors beyond the control of the Company. These factors include: (a) the metallurgy of the mineralization forming the mineral deposit; (b) market fluctuations for metal prices; (c) the proximity and capacity of natural resource markets and processing equipment; and (d) government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

Political and Economic Risks in Bolivia

The Silver Sand Project is located in Bolivia. Regardless of recent progress in restructuring its political institutions and revitalizing its economy, Bolivia's history since the mid-1960s has been one of political and economic instability under a variety of governments. Since 2006, the government has frequently intervened in the national economy and social structure, including periodically imposing various controls, the effects of which have been to restrict the ability of both domestic and foreign companies to freely operate. Although the Company believes that the current conditions in Bolivia are relatively stable and conducive to conducting business, the Company’s current and future mineral exploration and mining activities in Bolivia are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, political and labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens or purchase supplies from a particular jurisdiction.

There has been a significant level of social unrest in Bolivia in recent years resulting from a number of factors, including a high rate of unemployment. Protestors have previously targeted foreign firms in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations. The Company’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. In addition, labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect the Company’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of the Company. The Company’s operations in Bolivia entail significant governmental, economic, social, medical, and other risk factors common to all developing countries. The status of Bolivia as a developing country may also make it more difficult for the Company to obtain any required financing because of the investment risks associated with it.

The Company’s operations in Bolivia may be adversely affected by economic uncertainty characteristic of developing countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors.

Any such changes could have a material adverse effect on the Company’s results of operations and financial condition.

Obstacles Implementing Capital Expenditure Projects

The Company’s mineral projects are subject to a number of risks that may make it less successful than anticipated, including: (a) delays or higher than expected costs in completing the environmental review process; (b) delays or higher than expected costs in responding to the recommendations contained in the Silver Sand Technical Report (as defined below) or other technical reports that may be prepared for the Company’s mineral projects; (c) delays in receiving environmental permits; (d) delays in receiving construction and operating permits; (e) delays or higher than expected costs in obtaining the necessary equipment or services to build and operate projects on the Silver Sand Project and the Company’s other mineral projects; and (f) adverse mining conditions may delay and hamper the ability of the Company to produce the expected quantities of minerals.

General Market Events and Conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s business and industry. A number of issues related to economic conditions could have a material adverse effect on financial condition and results of operations of the Company, specifically: (a) the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity; (b) the volatility of metal prices would impact the revenues, profits, losses and cash flow of the Company; (c) continued recessionary pressures could adversely impact demand for the production from the Company’s mineral projects, if any; and (d) volatile energy, commodity and consumables prices and currency exchange rates would impact the Company’s production costs, if any.

No Known Commercial Mineral Deposits

Neither the Silver Sand Project nor any of the Company’s other mineral projects currently contain known amounts of commercial mineral deposits. The Company’s program is exploratory only and there is no certainty that the expenditures to be made by the Company will result in the discovery of any commercial mineral deposits.

Changes in Market Price of Metals

The potential of the Company’s mineral projects to be economically mined is significantly affected by changes in the market price of metals. The market price of metals is volatile and is impacted by numerous factors beyond the control of the Company, including: (a) expectations with respect to the rate of inflation; (b) the relative strength of the U.S. dollar and certain other currencies; (c) interest rates; (d) global or regional political or economic conditions; (e) supply and demand for jewellery and industrial products containing metals; and (f) sales by central banks, other holders, speculators, and producers of gold and other metals in response to any of the above factors. A decrease in the market price of metals could make it difficult or impossible to finance the exploration or development of the Company’s mineral projects or cause the Company to determine that it is impractical to continue development of such projects, which would have a material adverse effect on the financial condition and results of operations of the Company. There can be no assurance that the market price of metals will not decrease.

Mining Operations May Not be Established or Profitable

The Company has no history of production and the Company’s mineral projects are currently in the exploration stage. The future development of the Company’s mineral projects will require additional financing, permits, design, construction, processing plant, and related infrastructure. As a result, the Company will be subject to all of the risks associated with establishing new mining operations and business enterprises, including: (a) the timing and cost, which will be considerable, of obtaining all necessary permits including environmental, construction, and operating permits; (b) the timing and cost, which will be considerable, of the construction of mining and processing facilities; (c) the availability and costs of skilled labour, power, water, transportation, and mining equipment; (d) the availability and cost of appropriate smelting and/or refining arrangements; (e) the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and (f) the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during permitting, construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur, and once commenced, the production of a mine may not meet expectations or the estimates set forth in feasibility or other studies. Accordingly, there are no assurances that the Company will successfully establish mining operations or become profitable.

Estimates of Mineralization Figures

The mineralization figures presented in the Silver Sand Technical Report are based upon estimates made by qualified persons. These estimates are imprecise and depend upon interpretation of geologic formations, grade, and metallurgical characteristics and upon statistical inferences drawn from drilling and sampling analysis, any or all of which may prove to be unreliable. Material changes in mineral resources or mineral reserves, grades, stripping ratios, or recovery rates may affect the economic viability of any project. Estimates can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, and work interruptions. There can be no assurance that: (a) the estimates made by qualified persons upon which the mineralization figures presented in the Silver Sand Technical Report are based will be accurate; (b) mineral resource or other mineralization figures will be accurate; or (c) this mineralization could be mined or processed profitably.

Mineralization estimates for the Silver Sand Project may require adjustments or downward revisions based upon further exploration or development work. It is possible that the following may be encountered: unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and silver recovery, and unanticipated ground or earth conditions. If mining operations are commenced, the grade of mineralization ultimately mined, if any, may differ from that indicated by drilling results. Estimates of mineral recovery rates used in mineral reserve and mineral resource estimates are uncertain and there can be no assurance that mineral recovery rates in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Acquisition and Maintenance of Permits

Exploration and development of, and production from, any deposit at the Company’s mineral projects require permits from various governmental authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or that they will be obtained on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of the Company’s mineral projects and have a material adverse impact on the Company.

The Company’s current and future operations, including development activities and commencement of production, if warranted, require permits from governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. Companies engaged in property exploration and the development or operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. The Company cannot predict if all permits which it may require for continued exploration, development, or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all. Costs related to applying for and obtaining permits and licenses may be prohibitive and could delay planned exploration and development activities. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company’s operations and cause increases in capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Operations and Explorations Subject to Governmental Regulations

The Company’s operations and exploration and development activities are subject to extensive laws and regulations governing various matters, including: (a) environmental protection; (b) management and use of toxic substances and explosives; (c) management of natural resources; (d) management of tailings and other wastes; (e) mine construction; (f) exploration, development of mines, production and post-closure reclamation; exports; (g) price controls; (h) taxation and mining royalties; (i) regulations concerning business dealings with indigenous groups; (j) labour standards and occupational health and safety, including mine safety; and (k) historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities, enjoining or curtailing operations, or requiring corrective measures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations, if any, and delays in the development of the Silver Sand Project.

Impact of Environmental Laws and Regulations

The Company’s mineral projects are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

Mining is Inherently Dangerous

The business of mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, cave-ins, pit wall failures, flooding, fires, rock bursts, explosions, power outages, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions. Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses, and possible legal liability.

Where considered practical to do so, the Company will maintain insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums, or will be adequate to cover any resulting liability. In some cases, coverage is not available or is considered too expensive relative to the perceived risk. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered sufficiently or at all by its insurance policies.

Financing

The continuing development of the Company’s mineral projects will depend upon the Company’s ability to obtain financing on reasonable terms. There is no assurance the Company will be successful in obtaining the required financing. The failure to obtain such financing could have a material adverse effect on the Company’s results of operations and financial condition.

Competition

The mining industry is intensely competitive. The Company will compete with other mining companies, many of which have greater financial resources for the acquisition of mineral claims, permits, and concessions, as well as for the recruitment and retention of qualified employees. Increased competition could adversely affect the Company’s ability to attract necessary capital funding.

Specialized Skill and Knowledge

All aspects of the Company’s business activities require specialized skills and knowledge. Such skills and knowledge include the fields of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting. While competition in the resource mining industry has made it more difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining experts for the majority of its key activities in the past.

Environmental Protection

The Company is currently in compliance with all material environmental regulations applicable to its exploration, development, construction and operating activities. The financial and operational effects of environmental protection requirements on capital expenditures, earnings and non-capital expenditures during the fiscal year ended June 30, 2019 were not material.

Title to Mineral Properties

Establishing title to mineral properties is a very detailed and time-consuming process. Title to the area of mineral properties may be disputed. While the Company has investigated title to all of its mineral claims and, to the best of its knowledge, title to all of its properties are in good standing, the Company’s mineral properties may be subject to prior unregistered agreements or transfers and title may be affected by such undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair exploration, development and/or operations. The Company’s mineral properties may be subject to aboriginal land claims, prior unregistered agreements or transfers and title may be affected by undetected defects. The Company cannot give any assurance that title to its properties will not be challenged. None of the Company’s mineral properties have been surveyed, and the precise location and extent thereof may be in doubt.

Conflicts of Interest

Certain directors of the Company are also directors, officers, or shareholders of other companies that are engaged in the business of acquiring, developing, and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors are required by law to act honestly and in good faith with a view to the best interest of the Company, and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his/her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the board will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Foreign Currency Exchange Fluctuations

Operations in Bolivia are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in Bolivian boliviano. In addition, the Consideration is payable in United States dollar. The Company may suffer losses due to adverse foreign currency fluctuations. The Company does not actively hedge against foreign currency fluctuations.

Dependence on Certain Key Personnel

The Company is highly dependent upon its senior management and other key personnel, and the loss of any such individuals could have a materially adverse effect on the business of the Company. In addition, there can be no assurance that the Company will be able to maintain the services of its officers or other key personnel required in the operation of the business. Failure to retain these individuals could adversely impact the Company’s business and prospects.

Recent and Current Market Conditions

Over recent years worldwide securities markets, including those in the United States and Canada, have experienced a high level of price and volume volatility. Accordingly, the market price of securities of many mining companies, particularly those considered exploration or development-stage companies, have experienced unprecedented shifts and/or declines in price which have not necessarily been related to the underlying asset values or prospects of such companies. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure investors to participate in new share issues at an attractive price for the Company, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not have a material adverse impact on the Company’s ability to raise equity funding.

Dividends

To date, the Company has not paid dividends on any of its common shares and the Company is not required to pay any dividends on its common shares in the foreseeable future. Any decision to pay dividends will be made on the basis of the Company’s earnings, financial requirements and other conditions.

Company Risk

Loss of Investment Risk

An investment in the Company is speculative and may result in the loss of a substantial portion of an investor's investment. Only potential investors who are experienced in high risk investments and who can afford to lose a substantial portion of their investment should consider an investment in the Company.

No Guaranteed Return

There is no guarantee that an investment in the Company will earn any positive return in the short term or long term.

ITEM 5:  MINERAL PROPERTY

As at June 30, 2019, the Company considers the Silver Sand Project to be a material property for the purposes of NI 43-101.

As at June 30, 2019, the Tagish Lake Gold Property was carried on the Company’s balance sheet with a book value of $nil. The book value is also not necessarily the fair market value of the properties. During the year ended June 30, 2019, there was no exploration expenditure at the Tagish Lake Property.

The Company’s other non-material mineral property is the RZY Project which was carried on the Company’s balance sheet with a book value of $3.5 million as at June 30, 2019.

5.1 Silver Sand Project

(1) Current Technical Report

The current technical report for Silver Sand Project is entitled “Silver Sand Project, Potosi Department, Bolivia” dated August 15, 2017, with an effective date of August 1, 2017 (the “Silver Sand Technical Report”) prepared by Mr. Donald J. Birak, Registered Me mber SME and Fellow AusIMM, an independent Qualified Person within the meaning of NI 43-101. Except as otherwise stated, the information in this AIF is based on this latest technical report and the results of resource drilling program of the Company which commenced in late October 2017. The resource drilling program of the Company is currently in progress. The Silver Sand Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com. The drill results of resource drilling program w ere released on dates of January 22, 2019, February 20, 2019, June 6, 2019, and August 7, 20, 23, 27, 2019, and reflected in the most recent corporate presentations, both available on the website of the Company. For the drill results and associated scientific information obtained after the commencement of the Company’s drilling program in late Oct ober 2017, except as otherwise stated, Alex Zhang, P.Geo., a registered Professional Geoscientist with APEGBC, not independent of the Company, is the Qualified Person within the meaning of NI 43-101.

(2) Project Description, Location and Access

(a) Location and Access

Silver Sand is located in approximately 25 km northeast of the world-famous Cerro Rico silver and base metal mineral system near Potosi.

Location of the Silver Sand Project in the Department of Potosí, Bolivia

BOLIVIA
WARA
ORION
La Paz
POLARIS
RIGEL
CONSTANCIA
Oruro
Santa Cruz
Sucre
SILVER SAND
Potosi

Access is relatively easy with a road distance of 54 km to Potosi, of which 27 km are paved road, the Bolivia National Highway 5. The rest is year-round gravel road for mining purpose of the Colavi mining district.

Access of the Silver Sand Project in the Department of Potosí, Bolivia

Colavi
Colavi
Canutilos
Siporo
Silver Sand
25 Km
Don Diego
Betanzos
Potosi
Cerro de Potosi
Railways
Secondary Road
Primary Roads
0
5
10
Km

(b) Mineral Concessions

Silver Sand mineral property originally consisted of 17 Temporary Special Authorizations (ATE’s) for a total area of 3.17 square kilometers. According to the new Mining and Metallurgy Law 535 enacted in May 2014 in Bolivia, all ATE’s must be consolidated to new 25 hectare-sized grids called “Cuadriculas”, and must be converted to Mining Administrative Contracts with Jurisdictional Administrative Mining Authority (Autoridad Jurisdiccional Administrativa Minera, “AJAM”). Therefore, the 17 ATE’s will be consolidated to 20 Cuadriculas for a total of five square kilometers. New Pacific submitted to AJAM all required documents for consolidation and conversion through its wholly owned subsidiary Minera Alcia S.A. in February 2018, and currently the consolidation and conversion has been initially approved by AJAM, and the process is expected to complete with final approval by Bolivia national legislative body by the end of 2019 or in 2020. T he core area of Silver Sand property will be expanded to five square kilometers consisting of twenty Cuadriculas after the consolidation. In addition, New Pacific acquired 100% inte rests of a local private miner who owned two mineral concessions called Jisas Jardan for an area of 1.75 square kilometers in seven Cuadriculas about three kilometers to the north of Silver Sand in July 2018. The total area under full control of the Company will be 6.75 square kilometers in 27 Cudriculas.

The Company paid to the government 11,644 Bolivianos of annual fee for the year 2019, equivalent to US$1,687 for the 17 ATE’s. AJAM employed a special tax unit “UFV” to calculate the annual fee which mineral concession hol ders have to pay to the government. Depending on the type and size of mineral concessions, the number of UFVs varies between 375 and 692 UFVs per Cuadricula (unit price), each UFV equivalent to 2 Bolivianos (coefficient) in the year 2019. The unit price and the coefficient may change slightly year by year. The Company also paid 6,468 Bolivianos, equivalent to US$937 in 2019 fo r the 7 Cuadriculas of Jisas Jadan concessions.

New Pacific, through its wholly owned subsidiary Minera Alcira S.A., entered a Mining Production Contract (“MPC”) with the Bolivian Mining Corporation (“COMIBOL”) in Potosi, Bolivia on January 11, 2019. The MPC covers 29 ATE’s owned by COMIBOL and 201 Cuadriculas within a frozen zone set up by AJAM, where COMIBOL has exclusive right to apply for mineral concessions, for a total area of about 57 square kilometers surrounding Silver Sand core area. Therefore, New Pacific has full exposure to the district potential of silver mineralization in a broad area of more than sixty square kilometers including the concessions fully owed by the Company and the concessions owned by COMIBOL.

The Company paid 3,215 Bolivianos, equivalent to US$466 in 2019 for 7 ATEs of the 29 ATEs covered by the MPC, but does not have to pay any fees to the government for the rest 22 ATE’s owned by COMIBOL covered by the MPC as the 22 ATE’s are nationalized concessions. However, according to the terms of MPC, the Company will have to pay to government annual fees when COMIBOL is granted the 201 Cudriculas in the frozen zone set up by AJAM. In addition, the Company will pay COMIBOL a management fee of US$10,000 per month for all concessions.

The MPC with COMIBOL is valid for 45 years. According to the terms of MPC, the Company has an investment commitment of US$6 million during the first five years of exploration. The Company will pay COMIBOL 4% gross sales value when the mineral concessions covered by the MPC is in commercial production stage.

The Company has successfully obtained environment permits from local authorities of Bolivia to conduct mineral exploration and drilling activities in the mineral concessions fully owned by the Company and in the 29 ATE’s owned by COMIBOL (please refer to the Company’s news releases dated on October 11, 2019 and on April 25, 2019). There are no known significant factors or risks that might affect access or title, or the right or ability to perform work on, the property, including permitting and environmental liabilities to which the project is subject.

Mineral Concessions and Geology of the Silver Sand Project

(3) History of Mining and Mineral Exploration

Mining in the Colavi district, which includes the mineral deposits at Colavi, Canutillos and Silver Sand, commenced with recovery of silver by Spanish colonials (1500’s) and then tin in the first half of 20th century (the Tin Baron stage). Many of the old pits, shafts, adits and drifts evident in the Project are likely attributed to their activity, especially the colonials. In the 1950’s, the Bolivian State Mining Company, COMIBOL (Corporación Minería de Bolivia), conducted geological surveys and prospecting, a small amount of drilling and drove exploratory adits in the greater Colavi district.

Historic mining methods used on the Property were a combination of small surface pits and slot cuts and underground mining. Pictures illustrate some of the historic mining workings evident on the Project. Currently there are a few local contract miners conducting small-scale underground artisanal mining intermittently on the Project. Despite the visual evidence of historic mining activity on the Project the Qualified Person is not aware of any records documenting the tonnes and grade of material removed by historic min ing activity.

Silver Sand, Viewing South

Silver Sand, Viewing North

The previous owner conducted limited amount of exploration at the Project from 2009 through 2015, both internally and contracted to two different geologic survey teams from the People’s Republic of China (“PRC” or “China”). The historic work includes surface geological mapping, outcrop chip sampling and a small amount of diamond core drilling for a total of 2,334.3 meters in eight holes, with details summarized in the technical report prepared by Mr. Donald J. Birak. The table below is a summary of the historical work completed by the prior owner, sourced from the technical report.

Work	Completed	Notes
Geological surveys	3.15	Square kilometers, 1:5,000 scale
Geological traverses	7,272	Meters, 1:1,000 scale, 15 sections (NE–SW)
Topographic surveys	8	Points
Mapping – historic workings	208	Meters
Drilling and logging	2,334	Meters in eight core holes
Trenching	40	Meters
Reconnaissance mapping	292	Points
Reconnaissance sample assaying	1,202	Samples
Mineral/lithology analysis	19	Samples
Petrography	9	Sections
Channel sampling	1,628 / 546	Meters / samples submitted for assay
Core sampling for assay	504	Samples
Specific gravity sampling	31	Samples
QA/QC	215	Samples

The outcome of the prior owner’s work is the identification of mineralized zones controlled by fracture zones in altered quartz sandstone. These mineralized zones are striking NNW with a width up to more than one hundred meters. However, the size, 3D morphology and grade distribution in space of mineralized zones were not properly defined because no adequate drilling was completed.

During April and May of 2017, The Company drilled four HQ- and NQ-sized core holes for a total of 1,546 meters as part of its acquisition due diligence. The results of this work were summarized in the technical report prepared by Mr. Donald J. Birak. The tables below are a summary of this work.

NPMC 2017 due diligence core hole locations

Drill Hole Number	Collar Location (UTM)		Collar Elevation (m)	Length (m)	Azimuth (degrees)	Dip Angle 1. (degrees)
	Easting	Northing
DSS4601	234,621.0	7,856,784.0	4,095.3	318	240	-75
DSS5401	234,826.0	7,856,439.0	4,064.0	457	237	-73
DSS6601	234,863.0	7,855,772.0	4,007.0	450	60	-45
DSS6602	235,053.0	7,855,864.0	3,929.0	321	250	-70
Total meters =				1,546

Mineralized intervals within NPMC’s core holes

Drill Hole Number	Cross Section (NE- SW)	Distance to SE Grid End (m)	Total Depth (m)	Mineralized Interval
				From (m)	To (m)	Length (m)	Average Ag (g/t)
Twin Holes (angle-drilled from NE to SW)
DSS4601	46	1,500	318	86.0	90.5	4.5	73.7
				140.0	152.0	12.0	31.0
				188.0	296.0	108.0	86.0
			Incl.	188.0	246.5	58.5	133.7
			Incl.	281.0	294.5	13.5	101.4

DSS5401	54	1,100	457	138.5	327.0	187.5	162.0
			Incl.	138.5	157.5	18.0	149.9
			Incl.	178.5	234.0	55.5	293.3
			Incl.	283.5	327.0	43.5	255.9
DSS6602	66	500	321	48.5	182.0	133.5	226.6
			Incl.	48.5	90.5	42.0	380.0
				107.0	149.0	42.0	218.0
				162.5	182.0	19.5	259.1
				258.5	260.0	7.5	36.0
				272.0	275.0	3.0	199.5
				281.0	284.0	3.0	51.0
Scissors Hole (angle-drilled from SW to NE)
DSS6601	66	500	450	31.5	37.5	6.0	39.0
				67.5	79.5	12.0	32.8
				96.0	105.0	9.0	88.0
				144.0	160.5	14.0	51.5
				187.5	289.5	102.0	197.0
			Incl.	187.5	226.5	39.0	263.8
			Incl.	231.0	235.5	4.5	76.0
			Incl.	240.0	249.0	9.0	127.3
			Incl.	256.5	289.5	33.0	251.0

Notes:	All data from ALS Global for NPMC.
g/t = grams per metric tonne.

Intervals are drill core length in meters.
A 30 g/t Ag minimum grade was used to determine the average silver composite grades.
A minimum of 2 samples used in compositing.

There are no known, NI 43-101-compliant, estimates of Mineral Resources or Mineral Reserves at the Project.

(4) Geological Setting, Mineralization and Deposit Types

(a) Regional Geology

Bolivia consists of six, distinct physiographic provinces. From west to east they are: the Cordillera Occidental (Western Cordillera), Altiplano (High Plain), Cordillera Oriental (Eastern Cordillera), Subandean, Chaco-Beni Plain and Precambrian provinces (Arce, 2009a). Two, prominent northwest trending mountain ranges, the Cordillera Occidental and Cordillera Oriental, separated by the Altiplano trend northwesterly across the country. Together with the Subandean province, they form the Bolivian Andean Terrain, cover over 40% of the surface area of Bolivia and are the source of most historic and current mineral production (Arce, 2009b).

The Cordillera Oriental province, in which the Property is located, is underlain by a thick sequence of intensely folded and faulted, lower Paleozoic, marine clastic sedimentary rocks overlain by Cretaceous to lower Tertiary, continental sedimentary rocks, un-deformed late Tertiary, unconsolidated, continental sediments and upper Oligocene to Pliocene intrusive and volcanic rocks. The Paleozoic rocks were deformed by late-Paleozoic-aged compression to form a northwest trending belt of tight folds and thrusts. The Mesozoic rocks were also folded like the underlying Paleozoic rocks, though into more gentle, open folds with shallow plunges, during a subsequent event in the late Mesozoic Andean event compression (Arce, 2009b).

General Geology of Bolivia
(Modified from: Arce, 2009a)

The Cordillera Oriental hosts the major share of the metalliferous deposits of Bolivia; of which a prominent component is within the Bolivian Tin Belt. The Property is located southern end of the Colavi Sn-Ag-base metal district, on the east margin of the belt.

The Bolivian Tin Belt and its mineral deposits
(Arce, 2009a)

PERU
14°S
Matilde
Kellhuani
Chojlla
La Paz
Chambillaya
Independencia
18°S
Oruro
Mallku Khota
Huanuni
Japo-Santa Fe-Morococala
Llallagua
Cañadon Antequera
Colquechaca
Maragua
Colavi
Cerro Rico de Potosi
Porco
CHILE
Tasna
Chocaya
Siete Suyos
Animas
Chorolque
Tatasi
22°S
San Vicente-Monserrat
Esmoraca-Galan
ARGENTINA

(b) District Geology

After the commencement of mineral exploration activities in late 2017, the Company did extensive prospecting work in the district, including surface geological mapping, rock chip sampling and grab sampling of both historical and current mining dumps. This work identified nine silver prospects surrounding Silver Sand for future exploration (refer to the map of Mineral Concessions and Geology of the Silver Sand Project), covering an area of six kilometers long in northwest direction by two and half kilometers wide in northeast direction.

The rocks exposed in the district are dominantly Mesozoic in age flanked by Paleozoic-aged rocks all cut by Miocene-aged igneous intrusions (red) and subvolcanic rocks. The Paleozoic strata, consisting of Ordovician- and Silurian-aged sedimentary rocks, are unconformably overlain by Cretaceous-aged sedimentary rocks. Paleozoic rocks are not exposed in the main Property area but can be found along the access road from the community of Don Diego. They consist of sandstone, siltstone and graphitic shale inferred to be of flysch basin origin (Arce, 2009b). Where exposed, the Paleozoic rocks are highly deformed into tightly folded and thrust-faulted blocks. Upper Mesozoic sedimentary strata unconformably overlie the Paleozoic rocks and were also deformed though into more gentle, open folds with shallow plunges. The general stratigraphic sequence of the Property area is shown in following table.

Stratigraphic Units in District

Age	Sequence	Formation	Description
Tertiary			Dacitic intrusions
Cretaceous	upper	Aroifilla	Limestone Cross-bedded sandstone Basal conglomerate
	middle	Miraflores
	lower	Tarapaya La Puerta
Unconformity
Silurian	Chuquisaca Supersequence	Llallagua Cancañiri Tocochi	Flysch basin sedimentary rocks
Ordovician

Faults in the Colavi district trend mostly north to northwest with dips to the northeast and the southwest. The Silver Sand Project is bounded by a regional low angle thrust trending northwest on either side (refer to the map of Mineral Concessions and Geology of the Silver Sand Project), with Cretaceous terrain in the middle and Palaeozoic terrains on either side. Most silver and base metal mineralization occurs in the Cretaceous terrain, some in the Miocene intrusions and subvolcanic rocks and minor in the Palaeozoic rocks.

(c) Property Geology and Mineralized Zones

Rocks exposed at the Project are Cretaceous-aged clastic rocks, quartz sandstone, deformed into a system of north- to northwest-striking, open anticlines and synclines. The sandstone is the most common rock exposed, and it is medium- to thick-bedded, locally laminated and cross-bedded. Cutting across the bedding, chaotically oriented, liesegang banding is common as colored bands or concentric rings of iron oxides and/or other minerals due to weathering and oxidization.

Silver mineralization is hosted by zones of sheeted veinlets, stockwork veinlets, crackle veins and breccia zones in brittle fractures in quartz arenites or sandstones of the Cretaceous La Puerta Formation which were bleached white due to sericite alteration of original reddish sandstones. Hydrothermal fluids carrying metals were likely sourced from the nearby dacitic intrusions and subvolcanic rocks of Miocene age. The hosting fracture zones of mineralization are mostly striking NNW and subvertical or slightly dipping west at high dip angles. The mineralized zones have a width from less than one meter to more than one hundred meters, and a strike length of from a few hundred meters to more than one thousand meters. Above the brittle quartz sandstone units of La Puerta Formation is the dark reddish siltstone and mudstone unit of Tarapaya Formation of Cretaceous age. Mineralized fracture zones are developed near the contact of the two formations but within the underlying brittle sandstones, hardly penetrating upward into the overlying ductile siltstone and mudstone horizons of Tarapaya Formation. These mineralized fractures could extend downward in the sandstone for more than two hundred meters, making an overall mineralized horizon beneath the Tarapaya siltstone and mudstone, whereas along the contact within the Tarapaya Formation formed lenses of tin mineralization called Bolivian type strata-bound tin deposit.

Property Geology Map

Legend
Quaternary (al)
Dacitic dyke or Subvolcanic
Andesitic Diatreme
Fm Tarapaya (Cretaceous)
Fm La Puerta (Cretaceous)
Paleozoic
Projected Mineralization Zone
Geological Symbols
Silver Vein Structures
Tin Vein Structures
Faults
Thrust Fault
Reverse Fault
Anticline
Anticline with plunge
Sinclinе
Main Sincline
Sincline Overturned
Topographic Symbols
River
Stream
Completed Drill Hole 2018
Completed Drill Hole 2019
Drill grid
Limit of Consolidation
1:10,000
Meters
0 125 250 500
GEOLOGY AND DRILL HOLE LAYOUT OF SILVER SAND PROJECT
Project: Silver Sand Potosi Department, Bolivia
Date: September 2019
Projection: WGS84 UTM Zone 20S
New Pacific Metals Corp.
Mascota
Snake Hole N
Snake Hole S
Aullagas
San Antonio
N

Conceptional Model of Mineralization Control at Silver Sand

S60W
N60E
Aullagas (Ag)
Canutillos (Manto Sn)
Mascota (Ag)
Snake Hole & Jisas (Ag)
Red Sandstone
Silver Sand (Ag)
Red Siltstone
4000
3500
Legend
Geological Contact
Geological Contact Projected
Tin Mineralization
Fault
Inferred Fault
Mineralized Zones
Dacitic Subvolcanic Breccia
Andesitic Diatreme Breccia
Dacitic Porphyry Dykes and Subvolcanic
Red Siltstone / Mudstone (Tarapaya Fm.)
Sandstone (La Puerta Fm.)
Paleozoic, Marine Clastic Sediments
0 100 200 300 Meters

Silver mineralization is characterized by various silver-contained sulfosalt minerals. The most common sulfosalt mineral is freibergite [(Ag,Cu,Fe)12(Sb,As)4S13], associated with small amount of miargyrite [AgSbS2], proustite (Ag3AsS3), polybasite [(Ag,Cu)6(Sb,As)2S7][Ag9CuS4], bournite [PbCuSbS3], andorite [PbAgSb3S6] and boulangerite [Pb5Sb4S11].

Oxidation is common throughout the mineralized fracture zones, controlled by connectivity of individual fracture zones to ground surface, and could extend downward for more than three hundred meters deep from surface.

Fresh sulfides and sulfosalts veinlets in drill core from DSS665001 at depth 125.81m, 1290g/t Ag, 0.92% Pb, 4.05% Zn

Oxidized crackle breccia in drill core from DSS525001 at depth 65.3m, 892g/t Ag

(d) Deposit Types

In a genetic classification system, the style of mineralization at the Property could be of epithermal, intermediate-sulfidation style. Epithermal deposits, according to Sillitoe and Hedenquist (2003), occur as “both vein and bulk-tonnage styles may be broadly grouped into high-sulfidation (HS), intermediate- sulfidation (IS), and low-sulfidation (LS) types based on the sulfidation states of their hypogene sulfide assemblages”. However, the large Ag, Sn, base metal deposit at Cerro Rico demonstrates some of difficulty in understanding the genesis of deposits in the Bolivian Tin Belt. Sillitoe, et al, (1998) noted a high- sulfidation type affinity within the lith ocap of the deposit but a Mesothermal, low-sulfidation character of the tin, base metal massive sulfide veins below the lithocap.

Silver mineralization at the Property is hosted in altered quartz sandstone in veinlets, fractures, breccias. Minor tin and base metals are also present at the Property. Moderate- to high-angle fractures and faults are very common at the Property. These structures may have acted as pathways for hydrothermal fluids to access porous, laminated and cross-bedded sandstone resulting in locally strong alteration of the sandstones to form mineralization with both structural.

(5) Exploration

Since the commencement of mineral exploration in late 2017, the Company has conducted extensive exploration programs at Silver Sand and in surrounding district from Colavi in the north to El Fuerte in the south, including surface geological mapping, chip sampling of mineralized outcrops on surface and in underground drifts and crosscuts, grab sampling of historical and current mining dumps. A total of 4,555 chip and grab samples have been taken from north at Colavi to south at El Fuerte, and from west at Aullagas to east at Snake Hole. These samples were sent to ALS Peru for multielement analysis, and overlimits of silver, lead and zinc went to ore grade assay. Results of the geological mapping and sampling indicated there are at least nine prospects of silver mineralization surrounding Silver Sand, covering a prospective belt of six kilometers long in NW-SE direction and two and half kilometres wide in SW-NE direction. These prospects are summarized below

(a) Snake Hole Prospect

Located ab out six hundred meters t o the east of the core area of Silver Sand, this prospect consists of a series of artisanal underground mining workings striking roughly NNW-SSE with enormous dumps at the entrance of each working. Mining activities of silver dated back to Spanish Colonial time and currently there are still active intermittent underground mining activities by local villagers. The mining follows mineralized fracture zones in NNW-SSE direction. Sampling of mine dumps and from underground faces returns encouraging results typically ranging from 100g/t Ag to 300g/t Ag.

SNAKE SOUTH PROSPECT
1:2,000
0 50 100 200 Meters
N
Legend
Grab samples ppm Ag
Chip samples ppm Ag
Silver Vein Structures
Tin Vein Structures
Completed Drill Hole
Planned Drill Hole
Dacitic dyke or Subvolcanic
Fm Tarapaya (Cretaceous)
Fm La Puerta (Cretaceous)
Paleozoic
Projected Mineralization Zone
Waste Dump
Volcanic Daitic Breccia
235300
235400
235500
235600
235700
235800
235900
236000
7857100
7857000
7856900
7856800
7856700
7856600
5680S-A
5680S-B
568-A
568-B
588-A
588-B
5880S-A
5850S-B
608-A
608-B
6080S-A
6080S-B

(b) San Antonio Prospect

This prospect is located about 700 meters to the southeast of the Silver Sand core area. Ancient and current artisanal m ining occurs along the mineralized fractures striking NNW-SS W. Chip sampling of the altered outcrop Cretaceous sandstone along the contact with underlying Palaeozoic show more mineralized fracture zones than the mined zones.

Artisanal Mining Workings at San Antonio Prospect

SAN ANTONIO PROSPECT
1:3.000
Meters
0 50 100 200
N
Legend
Grab samples ppm Ag
Chip samples ppm Ag
Silver Vein Structures
Tin Vein Structures
Completed Drill Hole
Planned Drill Hole
Dacitic dyke or Subvolcanic
Fm Tarapaya (Cretaceous)
Fm La Puerta (Cretaceous)
Paleozoic
Projected Mineralization Zone
Waste Dump
Volcanic Daitic Breccia
6050S-B
5850-A
5850-B
5850-C
58-U
58-N
58-M
5650-G
5650-H

(c) El Fuerte Project

El Fuerte is located 1.9 kilometers to the southeast of the Silver Sand core area, on the southern most of the district. Mineralized fracture zones in Cretaceous quartz sandstone were developed in NNW direction in a wide zone of up to more than one hundred meters. Extensive mining dumps and mining adits from Spanish colonial time were spotted in area. Grab sampling from the dumps returns very good results of more than 500g/t Ag, mostly ranging from 100g/t Ag to 300g/t Ag.

Historical Mining Dumps at El Fuerte Prospect, Viewing East

EL FUERTE PROSPECT
1:3,000
Meters
0 50 100 200
N
Legend
Grab samples ppm Ag
Chip samples ppm Ag
Silver Vein Structures
Tin Vein Structures
Completed Drill Hole
Planned Drill Hole
Dacitic dyke or Subvolcanic
Fm Tarapaya (Cretaceous)
Fm La Puerta (Cretaceous)
Paleozoic
Projected Mineralization Zone
Waste Dump
Volcanic Daitic Breccia

(d) Esperanza Prospect

Esperanza is located about 1.5 kilometers to the north of the Silver Sand core area, likely the north extension of the mineralized zones at Silver sand. Extensive mining dumps and lots of ancient and current active mining adits were spotted in this prospect. Similar as at Silver Sand and in other prospects, silver mineralization is hosted in fracture zones in NNW direction developed in quartz sandstones of Cretaceous age. Sampling of mining dumps returns good results typically ranging from 100g/t Ag to 300g/t Ag.

Current and Historical Mining Dumps at Esperanza Prospect, Viewing South

(e) Mascota Prospect

Mascota is located about 1.2 kilometers to the north of the Silver Sand core area. Mineralized fracture zones in NW strike developed in dacitic porphyry rocks of Miocene age. Ancient and current mining activities left extensive dumps on surface. Sampling of the dumps and underground chip sampling returned good results of up to several hundreds of ppm silver, but mostly in a range of 100 to 300 ppm silver.

Historical Mining Dumps and Adits at Mascota Prospect, Viewing South

MASCOTA PROSPECT
1:2,000
Meters
0 50 100 200
N
Legend
Grab samples ppm Ag
Chip samples ppm Ag
Silver Vein Structures
Tin Vein Structures
Completed Drill Hole
Planned Drill Hole
Dacitic dyke or Subvolcanic
Fm Tarapaya (Cretaceous)
Fm La Puerta (Cretaceous)
Paleozoic
Projected Mineralization Zone
Waste Dump
Volcanic Daitic Breccia

(f) North Plain Prospect

In relation to the Silver Sand core area located to the south of the district highest point San Cristobal Hill, this prospect is located to the north side of the hill and general flat, with surface covered by the reddish mudstone and siltstone of Tarapaya Formation of Cretaceous age. There are no quartz sandstone outcrops of La Puerta Formation in this prospect. Two shafts were developed in early 20th century in the Tin Baron stage to mine the m anto type tin mineralization between Tarapaya Formation and La Puerta Formation, leaving lots mine dumps near the two shafts. Sampling of the dumps from the west shaft returns good silver grades indicting there is silver mineralization hosted in buried quartz sandstone of La Puerta Formation.

Historical (Western) Shaft at North Plain Prospect, Viewing South

NORTH PLAIN PROSPECT
1:2 000
Meters
0 50 100 200
N
0850-A
12-D
Legend
Grab samples ppm Ag
Chip samples ppm Ag
Silver Vein Structures
Tin Vein Structures
Completed Drill Hole
Planned Drill Hole
Dacitic dyke or Subvolcanic
Fm Tarapaya (Cretaceous)
Fm La Puerta (Cretaceous)
Paleozoic
Projected Mineralization Zone
Waste Dump
Volcanic Dacitic Breccia
233100
233200
233300
233400
233500
233600
233700
233800

(g) Aullagas Prospect

This prospect is located about 800 meters to the west of the Silver Sand core area. There are two types of silver mineralization. One is similar to that at Silver Sand and other prospects, hosted in fractures in NNW strike and developed in altered quartz sandstones of La Puerta Formation of Cretaceous age. The other is hosted in a volcanic breccia zone striking NE, with a width about eight meters wide and about 50 meters long. Both mineralization types experienced artisanal mining. Sampling from the dumps returns good silver grades.

Mineralized Volcanic Breccias on Surface Mining Cut

(h) Jisas Prospect

Jisas prosp ect is 3 kilometers to the north of Silver Sand. Three sets of mineralized fractures were developed in the altered quartz sandstones of La Puerta Formation, NS, N E and NNW, with the NS one is the major set. Ancient and recent underground mining left a lot of mining dumps, surface mining slots and adits. Sampling of mining dumps returns good silver grades.

Current and Historical Mining Sites at Jis as Prospect, Viewing SW

(i) El Bronce Prospect

El Bronce is about 3.8 kilometers to the Silver Sand core area. Silver mineralization is hosted in fracture zones in NW direction developed in dacitic porphyry rocks of Miocene age. Ancient and current mining activities left extensive mining dumps and surface and underground workings. Sampling of the dumps returns good silver grades.

Historical Mining Dumps at El Bronce Prospect, Viewing South

EL BRONCE PROSPECT
1:3,000
0 50 100 200 Meters
N
Legend
Grab samples ppm Ag
Chip samples ppm Ag
Silver Vein Structures
Tin Vein Structures
Completed Drill Hole
Planned Drill Hole
Dacitic dyke or Subvolcanic
Fm La Puerta (Cretaceous)
Paleozoic
Projected Mineralization Zone
Waste Dump
Volcanic Daitic Breccia
31-A
2950-A
29-A
2750-A
27-A
2560-A
25-A
2380-A
23-A
2180-A
21-A
1950-B
1950-A
19-A
1750-A
233300 233400 233500 233600 233700 233800 233900 234000 234100 234200 234300 234400

(6) Drilling

(a) Resource Drilling in 2017-2018

This drilling campaign started in late October 2017, and completed in mid-December 2018. A total of 55,010 meters of HQ size diamond drill cores in 195 holes were completed at Silver Sand, of which 190 holes hit mineralization. These holes were collared on 50 meter spacing drill grid oriented N60E, mostly with a azimuth of N60E and a dip of -45 degrees, normal to the strike and dip of mineralized zones. Average recovery of drill core is between 95 % and 100%. Drill results of the 195 holes were released on dates of January 22, 2019 and February 20, 2019. For details please go to the website of the Company. Following is a summary of selected significant drill intercepts from the holes.

∙ Drill hole DSS525001, 135.72m @ 240 g/t Ag from 50.8m to 186.52m,

incl. 76.63m @ 383g/t Ag from 50.8m to 127.43m, and
incl. 7.64m @ 406g/t Ag from 178.88m to 186.5 2m;

∙ Drill hole DSS525002, 273.94m @ 84g/t Ag from 0.92m to 274.86m,

incl. 13.44m @ 205g/t Ag from 86.3m to 99.74m, and
incl. 56.3m @ 216g/t Ag from 148.5m to 204.8m;

∙ Drill hole DSS5803, 172m @ 110g/t Ag from 18.0m to 190.0m,

incl. 83.5m @ 192g/t Ag from 18.0m to 101.5m;

∙ Drill hole DSS525009, 178.99m @ 96g/t Ag from 59.9m to 238.89m,

incl. 18.03m @ 362g/t Ag from 126.49m to 144.52m;

∙ Drill hole DSS525010, 106.4m @ 154g/t Ag from 12.0m to 118.4m,

incl. 38.75m @ 165g/t Ag from 12.0m to 50.75m, and
incl. 4.03m @ 2,366g/t Ag from 92.43m to 96.46m;

∙ Drill hole DSS5407, 76.03m @ 205g/t Ag from 64.07m to 140.10m,

incl. 60.89m @ 251g/t Ag from 64.07m to 124.96m;

∙ Drill hole DSS665001, 89.77m @ 115g/t Ag from 44.23m to 134.1m,

incl. 4.45m @ 394g/t Ag from 44.23m to 48.68m,

incl. 37.15m @ 149g/t Ag from 58.0m to 95.15m, and

3.52m @ 430g/t Ag from 213.82m to 217.34m;

∙ Drill hole DSS6603A, 65.25m @ 181g/t Ag from 7.9m to 73.15m,

incl. 32.0m @ 304g/t Ag from 7.9m to 39.9m;

∙ Drill hole DSS6402, 157.68m @ 66g/t Ag from 18.1m to 175.78m,

incl. 26.16m @ 252g/t Ag from 74.22m to 100.38m;

∙ Drill hole DSS645001, 85.54m @ 119g/t Ag from 27.46m to 113.0m,

incl. 26.04m @ 189g/t Ag from 27.46m to 53.5m, and

incl. 31.16m @ 156g/t Ag from 81.84m to 113.0m;

∙ Drill hole DSS5806, 146.69m @ 63g/t Ag from 13.96m to 160.65m,

incl. 9.34m @ 208g/t Ag from 13.96m to 23.3m;

∙ Drill hole DSS5404, 106.5m @ 86g/t Ag from 87.0m to 193.5m,

incl. 28.5m @ 220g/t Ag from 87.0m to 115.5m;

∙ Drill hole DSS525003, 102m @ 82g/t Ag from 47.3m to 149.3m,

incl. 13.36m @ 475g/t Ag from 100.5m to 113.86m;

∙ Drill hole DSS645002, 173.34m @ 48g/t Ag from 23.21m to 196.55m,

incl. 54.49m @ 111g/t Ag from 23.21m to 77.7m;

∙ Drill hole DSS6608, 188.79m @ 43g/t Ag from 58.7m to 247.49m;

∙ Drill hole DSS6201, 69.67m @ 116g/t Ag from 119.93m to 189.6m;

∙ Drill hole DSS6403, 191.35m @ 42g/t Ag from 82.15m to 273.5m;

∙ Drill hole DSS525005, 102.65m @ 66g/t Ag from 28.35m to 131.0m,

incl. 5.2m @ 342g/t Ag from 93.92m to 99.12m;

∙ Drill hole DSS4603, 159.71m @ 41 g/t Ag from 41.59m to 201.3m,

incl. 6.23m @ 223g/t Ag from 97.77m to 104.0m, and

incl. 2.0m @ 522g/t Ag from 174.62m to 176.62m;

∙ Drill hole DSS4804, 23.1m @ 138g/t Ag from 123.9m to 147.0m,

incl. 1.06m @ 1,070g/t Ag from 145.94m to 147.0m, and

20.0m @ 164g/t Ag, 3.62% Pb from 249.5m to 269.5m;

∙ Drill hole DSS525004, 79.16m @ 78g/t Ag from 45.92m to 125.08m,

incl. 22.32m @ 118g/t Ag from 73.54m to 95.86m;

∙ Drill hole DSS5601, 62.87m @ 96g/t Ag from 85.43m to153.0m,

∙ Drill hole DSS545001, 62.6m @ 95g/t Ag from 63.83m to 126.43m,

incl. 14.71m @ 212g/t Ag from 97.16m to 111.87m;

∙ Drill hole DSS4802, 21.09m @ 269g/t Ag from 92.45m to 113.54m,

incl. 2.33m @ 1,099g/t Ag from 92.45m to 94.78m;

∙ Drill hole DSS6607, 122.72m @ 46g/t Ag from 28.4m to 151.12m, and incl. 1.0m @ 2,530g/t Ag 1.19% Pb, 1.05% Zn from 204.52m to 205.52m;

∙ Drill hole DSS4604, 5.06m @ 1,104g/t Ag from 107.07m to 112.13m;

∙ Drill hole DSS5003, 65.99m @ 83g/t Ag from 62.46m to 128.45m,

incl. 19.81m @ 175g/t Ag from 108.64m to 128.45m;

∙ Drill hole DSS6202, 64.26m @ 84g/t Ag from 306.14m to 370.4m,

incl. 17.43m @ 183g/t Ag from 323.57m to 341.0m;

∙ Drill hole DSS665003, 81.68m @ 65g/t Ag from 71.6m to 153.28m,

incl. 6.84m @ 229g/t Ag from 93.76m to 100.6m;

∙ Drill hole DSS6401, 84.79m @ 58g/t Ag from 12.32m to 97.11m,

∙ Drill hole DSS5202, 59.6m @ 82g/t Ag from 4.2m to 63.8m,

incl. 4.3m @ 311g/t Ag from 4.2m to 8.5m;

∙ Drill hole DSS525008, 63.1 m @ 75g/t Ag from 1.7m to 64.8m,

incl. 6.7m @ 213g/t Ag from 49.7m to 56.4m;

∙ Drill hole DSS7001, 60.32m @ 76g/t Ag from 70.03m to 130.35m,

incl. 32.77m @ 113g/t Ag from 90.36m to 123.13m;

∙ Drill hole DSS6603, 15.93m @ 265g/t Ag from 7.17m to 23.1m (hole failed in mineralization);

∙ Drill hole DSS6802, 69.06m @ 50g/t Ag from 86.17m to 156.3m,

incl. 7.64m @ 164g/t Ag from 86.17m to 93.81m;

∙ Drill hole DSS525013, 25.13m @ 136g/t Ag from 39.57m to 64.7m;

∙ Drill hole DSS525011, 54.3m @ 60g/t Ag from 144.0m to 198.3m,

incl. 3.5m @ 433g/t Ag from 169.6m to 173.1m;

∙ Drill hole DSS6604, 56.79m @ 56g/t Ag from 0.0m to 56.79m,

incl. 25.22m @ 113g/t Ag from 31.57m to 56.79m; and incl. 3.0m @ 779g/t Ag from 50.0m to 53.0m;

∙ Drill hole DSS6801, 75.4m @ 42g/t Ag from 55.5m to 130.9m,

incl. 10.0m @ 130g/t Ag from 55.5m to 65.5m.

∙ Drill hole DSS505003, 225.82m @ 116g/t Ag from 59.85m to 285.67m,

incl. 99.91m @ 244g/t Ag from 185.76m to 285.67m;

∙ Drill hole DSS5203, 6.41m @ 290g/t Ag from 21.09m to 27.5m, and

192.93m @ 123g/t Ag from 100.77m to 293.7m, incl. 17.43m @ 329g/t Ag from 100.77m to 118.2m, and incl. 74.06m @ 191g/t Ag from 219.64m to 293.7m;

∙ Drill hole DSS505004, 95.2m @ 162g/t Ag from 73.5m to 168.7m,

incl. 16.7m @ 703g/t Ag from 117.7m to 134.4m, and incl. 7.30m @ 291g/t Ag from 161.4m to 168.7m;

∙ Drill hole DSS4402, 144.85m @ 86g/t Ag from 69.85m to 214.7m,

incl. 48.5m @ 211g/t Ag from 129.5m to 178.0m

∙ Drill hole DSS5604, 79.48m @ 135g/t Ag from 39.92m to 119.4m,

incl. 22.73m @ 330g/t Ag from 39.92m to 62.65m;

∙ Drill hole DSS425001, 118.46m @ 88g/t Ag from 63.18m to 181.64m,

incl. 15.14m @ 244g/t Ag from 63.18m to 78.32m, and

incl. 17.27m @ 333g/t Ag from 85.88m to 101.15m;

∙ Drill hole DSS4204, 68.4m @ 148g/t Ag from 86.6m to 155.0m;

∙ Drill hole DSS425002, 35.86m @ 277g/t Ag from 97.23m to 133.09m;

∙ Drill hole DSS5204, 12.56m @ 119g/t Ag from 62.5m to 75.06m, and

12.7m @ 261g/t Ag from 110.71m to 123.41m, and

39.62m @ 116g/t Ag from 180.73m to 220.35m;

∙ Drill hole DSS5411, 192.5m @ 50g/t Ag from 4.5m to 197.0,

incl. 1.25m @ 1865g/t Ag from 18.75m to 20.0m;

∙ Drill hole DSS565003, 63.27m @ 141g/t Ag from 21.95m to 85.22m;

∙ Drill hole DSS5408, 114.64m @ 76g/t Ag from 18.36m to 133.0m,

incl. 2.0m @ 2099g/t Ag from 131.0m to 133.0m;

∙ Drill hole DSS4609, 83.92m @ 103g/t Ag from 63.38m to 147.3m,

incl. 10.4m @ 398g/t Ag from 84.3m to 94.7m, and

incl. 8.9m @ 414g/t Ag from 138.4m to 147.3m;

∙ Drill hole DSS5201, 123.7m @ 64g/t Ag from 79.6m to 203.3m,

incl. 26.85m @ 135g/t Ag from 85.15m to 112.0m, and

incl. 7.65m @ 201g/t Ag from 124.7m to 132.35m;

∙ Drill hole DSS505001, 124.02m @ 63g/t Ag from 60.9m to 184.92m,

incl. 32.65m @ 116g/t Ag from 60.9m to 93.55m;

∙ Drill hole DSS445001, 99.61m @ 75g/t Ag from 95.82m to 195.43m incl. 10.41m @ 199g/t Ag from 151.46m to 161.87m, and

incl. 2.0m @ 1930g/t Ag from 193.43m to 195.43m;

∙ Drill hole DSS5807, 48.63m @ 148g/t Ag from 7.0m to 55.63m;

∙ Drill hole DSS545003, 84.06m @ 80g/t Ag from 37.24m to 121.3m,

incl. 17.15m @ 172g/t Ag from 37.24m to 54.39m, and

incl. 18.7m @ 174g/t Ag from 102.6m to 121.3m;

∙ Drill hole DSS485004, 116.15m @ 53g/t Ag from 54.43m to 170.58m,

incl. 23.57m @ 152g/t Ag from 54.43m to 78.0m, and

∙ Drill hole DSS5210, 143.74m @ 39g/t Ag from 70.84m to 214.58m,

incl. 3.69m @ 1190g/t Ag from 70.84m to 74.53m;

∙ Drill hole DSS405002, 47.24m @ 117g/t Ag from 99.22m to 146.46m

∙ Drill hole DSS5006, 140.51m @ 39g/t Ag from 23.18m to 163.69m,

incl. 4.07m @ 343g/t Ag from 89.38m to 93.45m;

∙ Drill hole DSS545002, 68.67m @ 79g/t Ag from 13.1m to 81.77m;

∙ Drill hole DSS5207, 93.02m @ 55g/t Ag from 56.19m to 147.78m,

incl. 6.0m @ 266g/t Ag from 129.88m to 135.88m, and

incl. 4.93m @ 256g/t Ag from 142.85m to 147.78m;

∙ Drill hole DSS505005, 33.47m @ 141g/t Ag from 31.83m to 65.3m;

∙ Drill hole DSS465001, 36.38m @ 117g/t Ag from 70.39m to 106.77m,

incl. 17.36m @ 212g/t Ag from 70.39m 87.75m;

∙ Drill hole DSS5001, 15.16m @ 152g/t Ag from 104.4m to 119.56m, and

16.2m @ 119g/t Ag from 196.1m to 197.23m;

∙ Drill hole DSS5002, 13.65m @ 308g/t Ag from 262.1m to 275.75m;

∙ Drill hole DSS5208, 48.25m @ 87g/t Ag from 64.5m to 112.75m,

incl. 28.0m @ 110g/t Ag from 64.5m to 92.5m;

∙ Drill hole DSS425003, 35.2m @ 118g/t Ag from 200.7m to 235.9m;

∙ Drill hole DSS465005, 59.75m @ 69g/t Ag from 64.25m to 124.0m,

incl. 24.15m @ 154g/t Ag from 99.85m to 124.0m;

∙ Drill hole DSS505008, 35.15m @ 117g/t Ag from 90.0m to 125.15;

∙ Drill hole DSS5608, 9.31m @ 423g/t Ag from 76.0m to 85.31m;

∙ Drill hole DSS5007, 53.35m @ 66g/t Ag from 89.39m to 142.74m, and

25.1m @ 261g/t Ag from 273.7m to 298.9m;

∙ Drill hole DSS5402, 63.6m @ 49g/t Ag from 141.4m to 205.5m,

(True width of mineralization zones is estimated at about 80% of drill intervals based on current understanding of the relationship between drill direction and the mineralized structures. Please refer to Table-1 – Composited Drill Intersections of Mineralization below for details as appendices to the new releases.)

SECTION 5250
S60W
N60E
4100
4000
3900
3800
DSS525007
DSS525012
DSS525002
DSS525008
DSS525004
DSS5408
DSS525010
DSS525011
DSS525009
DSS525015
DSS525001
DSS525014
DSS525003
DSS525016
DSS525005
DSS525006
DSS525013
54.70@ 85 g/t Ag
14.64@ 76 g/t Ag
241.97m@ 142 g/t Ag
273.94m@ 84 g/t Ag
14.53@ 233 g/t Ag
106.40m@ 154 g/t Ag
188.54@ 41 g/t Ag
21.22@ 32 g/t Ag
76.63m@ 383 g/t Ag
58.65m@ 39 g/t Ag
178.99m@ 95 g/t Ag
54.30m@ 60 g/t Ag
76.32 m@ 150 g/t Ag
135.72m@240 g/t Ag
13.93 m@ 94 g/t Ag
102.0m@ 82 g/t Ag
6.06m@ 56 g/t Ag
22.66 m@ 99 g/t Ag
92.65 m@ 57 g/t Ag
40.60m@ 58 g/t Ag
102.65m@ 56 g/t Ag
4.81m@ 58 g/t Ag
25.13m@ 136 g/t Ag
Siltstone
Nodular Sandstone
Massive Sandstone
Cross Bedded Sandstone
0 50 100 200Meters
34500
34600
34700
34800
34900
Collar
Diamond Drill Hole Trace
Geological Contact
Geological Contact Projected
Mineralized Zones
Legend
Mine Dump
Volcanic Diatreme
Red Siltstone/Mudstone (Tarapaya Fm.)
Whitish Altered Sandstone (La Puerta Fm.)
Red Sandstone (La Puerta Fm.)

DSS: 525001 - 61.12m - 68.18m
Box: 17-18 S011100 - S011108
61.12m
777g/t Ag
1505g/t Ag
226g/t Ag
64.58m
169g/t Ag
892g/t Ag
357g/t Ag
585g/t Ag
68.18 m

DSS: 525009
FROM MTS.: 132.19
TO MTS.: 139.07 m.
BOX: 37-38
FROM.: S022138
TO.: S022143
117g/t Ag
985g/t Ag
170g/t Ag
1450g/t Ag
271g/t Ag
778g/t Ag

(b) Resource Drilling in 2019

The 2019 resource drilling commenced in late April 2019 after local rainy season, and currently is in progress. A total of 55,000 meters HQ sized diamond core drilling was budgeted including infill drilling at selected areas drilled in 2017-2018 d rill campaign to confirm continuity of mineralization, drilling at prospects showing good silver grades from artisanal mining dump to expand the mineralization zones at Silver Sand, drilling at regional prospects surrounding Silver Sand showing similar silver mineralization as revealed by artisanal mining, and likely a drilling program for samples for metallurgical test work. The drill pattern is similar to that of the 2017-2018 season, collared on 50 meter spacing drill grid oriented N60E, mostly with a azimuth of N60E and a dip of -45 degrees, normal to the strike and dip of mineralized zones. As at August 8, 2019, 19,157 meters were drilled in 80 holes at the Silver Sand concessions, and assay results of drill core samples from 40 holes were received, which were released on June 6, 2019 and August 7, 2019. For details please go to the website of the Company. Following is summary of selected significant drill intercepts of the 40 holes.

∙ Drill hole DSS522501, 144.2m @ 169g/t Ag from 65.22m to 209.44m,

incl. 73.21m @ 243g/t Ag from 65.22m to 138.43m;

∙ Drill hole DSS522502, 110.28m @ 98g/t Ag from 48.07m to 158.35m,

incl. 9.05m @ 609g/t Ag from 149.3m to 158.35m;

∙ Drill hole DSS525014, 76.32m @ 150g/t Ag from 48.7m to 125.02m, and

12.66m @ 99g/t Ag from 171.19m to 183.85m;

∙ Drill hole DSS6404, 119.18m @ 103g/t Ag from 10.22m to 129.4m,

incl. 3.17m @ 1653g/t Ag from 61.56m to 64.93 m;

∙ Drill hole DSS642501, 114.23m @ 117g/t Ag from 23.15m to 137.38m,

incl. 8.28m @ 265g/t Ag from 23.15m to 31.43m, and

incl. 6.89m @ 313g/t Ag from 46.20m to 53.09m, and

incl. 3.17m @ 1105g/t Ag from 103.83m to 107.0m, and

7.0m @ 106g/t Ag from 235.5m to 242.5m;

∙ Drill hole DSS4006, 42.4m @ 174g/t Ag from 108.1m to 150.5m;

∙ Drill hole DSS422501, 104.5m @ 183g/t Ag from 41.7m to 146.2m,

incl. 65.95m @ 282g/t Ag from 80.25m to 146.2m;

∙ Drill hole DSS427502, 153.57m @ 98g/t Ag from 56.93m to 210.5m,

incl. 5.55m @ 1475g/t Ag from 82.38m to 87.93m,

incl. 6.0m @ 681g/t Ag from 167.0m to 173.0m;

∙ Drill hole DSS522503, 181.27mm @ 100g/t Ag from 62.95m to 244.22m,

incl. 94.18m @ 177g/t Ag from 128.05m to 222.23m,

incl. 16.68m @ 754g/t Ag from 205.55m to 222.23m;

∙ Drill hole DSS505012, 104.18 m @ 71g/t Ag from 84.48m to 188.66m,

incl. 31.47m @ 109g/t Ag from 84.48m to 115.95m;

∙ Drill hole DSS507501, 114.4m @ 76g/t Ag from 67.9m to 182.3m incl. 4.82m @ 976g/t Ag from 168.18m to 173.0m;

∙ Drill hole DSS507502, 83.42m @ 116g/t Ag from 82.1m to 165.52m,

incl. 26.55m @ 242g/t Ag from 82.1m to 108.65m;

incl. 20.14m @ 155g/t Ag from 145.38m to 165.52m;

∙ Drill hole DSS507503, 57.36m @ 354g/t Ag from 98.5m to 155.86m,

incl. 18.44m @ 403g/t Ag from 98.5m to 116.94m,

incl. 3.6m @ 3378g/t Ag from 142.7m to 146.3m;

∙ Drill hole DSS627501, 177.19m @ 67g/t Ag from 4.03m to 181.22m incl. 36.53m mined out,

28.47m @ 161g/t Ag from 4.03m to 32.5m incl. 1.1m mined out,

2.22m @ 965g/t Ag from 179.0m to 181.22m;

(7) Sampling, Analysis and Data Verification

The Company employed standard industry practices of core logging, sampling, analysis and quality assurance and quality control at Silver Sand.

(a) Logging, Sampling and Security

A quick log is made at the drill site by supervision geologist, natural breaks are marked, veinlets are analysed by portable XRF, and photographs are taken of the core boxes. For security, core boxes are accumulated at the rig site and then at the drill camp. No authorized personnel is allowed to approach the cores.

Rig site supervision geologist makes a daily quick log, marks natural breaks, analyses veinlets by portable XRF, and photographs the entire core boxes as a precaution against damage or accident. The core boxes are then delivered to the core shack in Betanzos, a local town 20 kilometers south of Silver Sand by trucks of the Company for logging, sampling and storage. On arrival at core shack, the cores were cleaned, reconnected and fully labelled. Then geotechnical logging records recovery and RQD. Geological logging is made on paper and records interval, oxidation, lithology, colour, alteration and structures. Sample interval marking was carried out geologists and records on paper. Uncut core in boxes were photographed again. All logging and sampling data is subsequently digitised in Excel, then imported into a central Access database by the Company’s data managing geologist. The central database is kept in a secured server with access only authorized personnel.

Core sample intervals are marked by a geologist with priority given to geological contacts, with a minimum of 1.0 m and a maximum of 1.5 m. A cut-line is marked on the core. Core is cut by diamond saw with one half put in a plastic sample bag with the sample number tag and the other half returned to the core box for reference. Sample numbers are from printed sample ticket books with consecutive numbers on tear-off tags. The sample number is written on the outside of the bag with indelible marker and a sample tag is put inside. The open sample bags are stored in a warehouse in batches by hole. Once a week a geologist and assistant add the QAQC samples, label and seal the bags with plastic cable ties then wrapping in Scotch-tape, pack the samples in sacks for shipment, and prepare shipment lists. Core boxes are stored in racks in a warehouse within the core shack in Betanzos. The core shack is a secured place, and watched 24 hours a day by the Company’s personnel. No entry into the core shack is allowed without authorization by the project management of the Company.

(b) Sample Preparation and Analysis

Samples are shipped weekly by a contracted truck to the ALS Global sample preparation laboratory in Oruro, Bolivia. ALS Global Lab is an internationally accredited commercial lab independent of the Company. A company geologist accompanies the truck for sample security and checks the shipping order with the laboratory on arrival.

The core samples are prepared at the ALS lab in Oruro and the pulps are shipped to the ALS lab in Lima, Peru for geochemical analysis for Ag, Pb and Zn by aquaregia dissolution and ICP-AES for ore grade samples (ALS code OG-46) for the drill core samples of the 2017-2018 drilling campaign. Overlimits of Ag more than 1500ppm go to gravimetric analysis with code GRA21. For the drill samples of the 2019 drill campaign, all samples are first analysed by a multi-element ICP package (ALS code ME-MS41) with overlimits for silver, lead and zinc further analysed using ALS code OG46. Further silver overlimits are analysed by gravimetric analysis (ALS code of GRA21).

(c) QAQC and Data Verification

A standard quality assurance and quality control (“QAQC”) protocol was employed to monitor the quality of sample preparation and analysis. Standards of certified reference materials and blanks were inserted in normal core sample sequences prior to shipment to lab at a ratio of 20:1, i.e., every twenty samples contain at least one standard sample, one blank sample. Duplicate samples of coarse rejects at a ratio of 20:1 were sent to a second internationally accredited lab for check analysis. In addition, quarter core duplicates 5-6% of mineralized samples were also sent ALS for preparation and analysis to check the quality of core sampling at core shack. The assay results of QAQC samples did not show any significant bias of analysis or contamination during sample preparation. The Company engaged Dr. Stewart Redwood, PhD, FIMMM, FGS to review the exploration programs and QAQC protocols and results of Silver Sand at the end of October 2018. Dr. Stewart Redwood is an Independent Qualified Person in the meaning of NI43-101. Following is a summary of his report of trip to Silver Sand.

Standards

Two certified standards from CDN Resources Laboratories Ltd, British Columbia are used at Silver Sand, with high, intermediate and low silver grades. Assay results are monitored by charts with performance gates in excel.

CDN-ME-1603 is certified for Ag, Pb and Zn by 4-acid whereas the ALS analyses are by aquaregia. The performance of the standard is good. There arefailures for two samples (S0008660, S050290) out of 533 analyses (0.38% failure rate). These failures appear to be sample switches. The protocol for sample failures is to reanalyse the interval on either side of the failed sample, and the data replaced by the new data in the database.

The average and standard deviation for the Ag, Pb and Zn data were calculated (after removing the two failed samples) and the bias calculated which is the relative difference between the average and recommended values. The bias is -1.2% for Ag, -2.2% for Pb and -1.6% for Zn in the table below. These are acceptable and are within the ±5% that is generally accepted in the industry. The small negative bias may be due to aquaregia dissolution rather than 4-acid dissolution.

Statistics for standard CD N-ME-1603

CDN ME 1603	LLD (OG46)	Rec Value	St Dev	Average	St Dev	n	Bias (%)
Ag - - (ppm )	1	86	1.5	85	1.86	531	-1.2
Pb (%)	0.001	1.34	0.025	1.31	0.023	531	-2.2
Zn (%)	0.001	0.45	0.015	0.443	0.008	531	-1.6

CDN-ME-1605 is a high grade standard certified for Au by fire assay and instrumental detection, Ag by fire assay and gravimetric detection, and for Ag, Cu, Pb and Zn by 4-acid dissolution and ICP. The data has more scatter for Ag, Pb and especially Zn than CDN-ME-1603. There are several samples just outside ±3SD due to scatter, and one failure (S007739). This sample interval needs to be reanalysed. The bias (after removing 1 failed sample) is -1.1% for Ag, -0.4% for Pb and -0.9% for Zn (Table 11.2). These are acceptable and are well within the ± 5% that is generally accepted in the industry. The small negative bias may be due to aquaregia dissolution rather than 4-acid dissolution.

Statistics for standard CD N-ME-1603

CDN ME 1605	LLD (OG46)	Rec Value	St Dev	Average	St Dev	n	Bias (%)
Ag (ppm )	1	274	9	271	5	899	-1.1
Pb (%)	0.001	4.45	0.15	4.43	0.08	899	-0.4
Zn (%)	0.001	2.15	0.07	2.13	0.04	899	-0.9

Blanks

The blank is a coarse rock blank sourced from a local quarry. The source of the blank sample should be documented in a memo with photos. The blank is monitored by scatter plots with a failure line at 2x the lower limit of detection. This is a conservative limit com pared to the industry standard of a warning line at 3xLLD and the failure line at 5xLLD. The lower limit used here is justified by the high LLDs of the ore-grade assay method. The blank source was changed after an early blank from a different source gave anomalous metal values, which are evident in the scatter plots, especially for Zn. The middle group of Zn values just over 100 ppm (2xLL D) are probably an ICP calibration issue. Following the change of blank material, the blank data are acceptable.

Duplicates

Pulp duplicates (replicate samples, n = 217 pairs to date) are sent to a second certified laboratory at Actlabs Skyline in Lima for analysis for ore grade Ag, Pb and Zn (need to confirm analytical methods). A scatter plot of the pulp duplicates for Ag shows an excellent correlation with no bias. There are similar correlations for Pb and Zn.

(8) Mineral Processing and Metallurgical Testing

The Company initiated preliminary metallurgy testwork of the mineralized drill cores from Silver Sand in late 2018. The testwork was designed and supervised by metallurgist Mr. Alberto Galvez, a registered Fellow Member of AusIMM, an independent Qualified Person within the meaning of NI 43-101. The testwrok was carried out at SGS Peru including rougher and scavenger flotation, bottle roll leaching, column leaching, comminution and mineral characterization. The results from the testwork are very encouraging. The preliminary results were released on the website of the Company on Febuary 7, 2019. Below is a summary of the preliminary results:

∙ Sulphide materials have reported 96.0% silver recovery by rougher-scavenger flotation and 96.7% by bottle roll leaching test with cyanide solution at atmospheric pressure.

∙ Transition materials achieved 86.8% recovery of silver by flotation and 97.0% by bottle roll leaching test with cyanide solution.

∙ The mineralized materials were measured to be mostly in the soft to-medium competent level and abrasion from low-to medium values, indicating easy to be grinded.

∙ Results of oxidized materials by flotation and bottle roll leaching as well as column leaching tests are pending.

Descriptions of Metallurgical Testwork

Half drilled core samples of oxides, transition and sulphides, representing naturally heterogeneous distribution of oxidation degree, silver grades and lithology of the mineralized materials at the Silver Sand minerals deposit, were collected to produce different composite samples. Four geo-metallurgical test work programs (Mineral Characterization, Comminution, Flotation and Leaching) were developed on these samples. Six metallurgical domains (MET1 to MET6) were identified for the flotation and leaching test work and also six geological domains (GEO1 to GEO6) were branded for the comminution test work. This study methodology has allowed creating ore-specific test works that are producing high silver recovery results at this first stage of the metallurgical program.

(a) Flotation

The test works of flotation were completed by SGS del Peru. Half drilled-core samples were collected to produce three-master composite samples: oxides, transition and sulphides. The flotation program was composed of rougher-scavenger tests at different sizes, a mixture of collectors, collector amount and pH. Collectors from the chemical family of Xanthates, Hydroxamates and Dithiophosphates were tested. They were: PAX (potassium amyl xanthate), SIPX (sodium isopropyl xanthate), DANA468, and OX100.

Eighteen rougher-scavenger flotation tests for the transition (FLOATMET 5 composite) and sulphide (FLOATMET 6 composite) types have been completed. Some of the results are presented in Table 1. Figure 1 shows the flotation cells when transition and sulphide types were processing. Table 1 presents silver and sulphide recoveries after floating for 20 minutes the sulphide and transition materials at specific process conditions. The flotation for the oxide materials is completed and the results are in process.

The best silver recoveries to the rougher-scavenger concentrate were achieved using PAX as the main collector for both sulphide and transition materials. The silver recovery of 96% was the best result for sulphides materials and 86.8% was for the transition materials. Results so far suggest the use OX100 as a secondary collector to improve silver extraction from transition materials. Similar recoveries were obtained at natural pH and the higher pH of 9. Though the flotation results are promising, they can be optimized at the second stage of the metallurgical test work program.

It is worth mentioning that similar silver recoveries were obtained for the sulphide materials at the particle size of P80 105µm and 74µm; being 92.8% at the biggest material size and 93.8% at 74µm for the flotation of 12 minutes long. These results suggest that the silver minerals seem to be already liberated at the size of 105µm which would give the opportunity to use a smaller comminution circuit.

Partial Results for Rougher-Scavenger Test Work

Type of Materials	Head Assay		Flotation conditions			Recovered to Concentrate
	Ag, g/t	Ssulphide, %	P80, µm	Collector	pH	Ag, %	Ssulphide, %
Sulphide (FLOATMET 6)	123	1.63	74	PAX, 45g/t	9	96.0	98.4
			74	PAX, 45g/t	natural	95.5	97.2
			74	PAX, 30g/t SIPX, 15g/t	natural	94.9	97.3
			74	PAX, 30g/t OX100, 15g/t	natural	94.8	97.3
Transition (FLOATMET 5)	123	1.01	74	PAX, 30g/t OX100, 15g/t	natural	86.8	94.8
			74	PAX, 45g/t	natural	85.1	92.4
			74	PAX, 45g/t	9	85.2	94.8
			74	PAX, 30g/t DANA468, 15g/t	natural	85.2	93.4

(b) Bottle Roll Leaching

Four master composite samples were prepared from half drilled cores for the execution of leaching tests with sodium cyanide solution (NaCN) of which one composite sample comprises cores of sulphide materials (LEACHMET 6), the other is made of transition materials (LEACHMET 5) and two composites were composed of oxide materials (LEACHMET 1 and LEACHMET 4).

Direct cyanidation leaching in bottle-roll under conventional and intense conditions has been completed for the sulphide and transition materials. Nineteen tests were carried out considering different materials sizes, cyanide solution strength, air or oxygen sparging and different temperatures. Each bottle roll test was conducted at atmospheric pressure during 72 hours. Some of these leach test results are presented in the table below.

Bottle roll leaching of oxides is completed and the results are in process.

Partial Results for Cyanidation Bottle-Roll Leaching

Type of Materials	Head Assay			Leaching conditions				Ag Recovery, %
	Ag, g/t	Ssulphide, %	Cu, %	P80, µm	Cyanide Solution Strength, %w/v of NaCN	Temperature, oC	Air or Oxygen Sparged
Sulphide (LEACHMET 6)	124	2.12	0.03	50	0.3	57.4	Oxygen	96.7
				74	0.4	29.4	Oxygen	94.0
				50	0.3	26.1	Oxygen	93.6
				74	0.3	29.4	Oxygen	92.8
Transition (LEACHMET 5)	157	1.45	0.04	50	0.3	56.0	Oxygen	97.0
				50	0.3	25.6	Oxygen	94.0
				74	0.3	28.1	Oxygen	93.5
				74	0.4	29.8	Oxygen	93.3

High silver extractions of up to 97% were achieved for sulphide and transition materials by intense cyanidation in bottle-rolls using oxygen at 56 – 57oC, as shown in Table 2. None of the samples were pre- treated before the cyanidation; which is an indication of the liberation of the silver grains at the tested materails size and/or low-amount encapsulation in pyrite. Therefore, it can be claimed that the mineralized materials at Silver Sand are non-refractory. The texture and liberation will be confirmed with the QEMSCAN assays that are under way. These leaching results are very encouraging and they could be further improved in the next stage of the metallurgical program.

(c) Column Leaching

The test works of column leaching are completed and the results are in process.

(d) Comminution

The test works of comminution were completed by SGS del Peru. Four geological domains were tested for Crushing Work Index (CWi), Ball Work Index (BWi) and Abrassion Index (Ai). These domains represent the different rock lithology, type and intensity of alteration and material type that exist at the current drilled area of the Silver Sand deposit.

Twenty-one samples were tested. CWi reported the energy consumption between 4.8 and 11.3kWh/t and the BWi measurements were from 4.8 to 15.9kWh/t, with only one sample above 14 KW/t. Thus, the majority of the samples fell in the category of soft and medium competency level for crushing and grinding. Consequently, a relatively low capital expenditure and operating cost could be expected for the comminution circuit. The Ai reported values between 0.0595 and 0.5363. Oxides and transition materials produced values below 0.3, which corresponds to low abrasion. Sulphide materials reported the highest values in the range of medium abrasion behaviour.

(e) Ore Characterization

The test works of ore characterization are being executed by the Research Centre for Mining and Metallurgy (CIMM) and Oruro Technical University (UTO), Bolivia. The ore characterization and Sink & Float tests are to assess the ore response to gravity separation. The tests are completed and the results are in process.

The Company is very pleased with the positive results achieved so far from the completed test works. The results suggest that the mineralized materials from Silver Sand project could be amenable for extraction of silver by conventional flotation or direct-intense cyanidation at atmospheric pressure at large scale.

(9) Mineral Resources and Mineral Reserves Estimates

There are no NI 43-101 compliant Mineral Resources or Mineral Reserves on the Property. The Company has engaged AMC Mining Consultants (Canada) Ltd. to undertake an initial NI 43-101 resource estimate for the Silver Sand Project, and the results of the estimate can be expected by the end of 2019.

(10) Mining Operations

Currently there are no modern mining activities of industry scale at Silver Sand, except for some very small scale intermittent artisanal underground mining by local miners. The total production is estimated less than 1,000 tonnes per month.

(11) Processing and Recovery Operations

Currently there is no modern processing and recovery of industry scale at Silver Sand. Local miners sold their mined materials to local toll plants in Potosi for processing, for which no information of recovery and transaction is available.

(12) Infrastructure, Permitting and Compliance Activities

Access to Silver Sand is easy with a road distance of 54 km to Potosi, of which 27 km are paved road, the Bolivia National Highway 5. The rest is year-round gravel road for mining purpose of the Colavi mining district. Industry power grid is available for local mines and mill plants. The district has a long history of mining since Spanish Colonial time, and local communities understand and generally support mining.

For mineral exploration at Silver Sand, the Company has obtained all necessary permits from local authorities. There are no known risks or issues about environmental, permitting, and social or community factors related to the project.

(13) Capital and Operating Costs

Silver Sand project is currently at exploration and resource drilling stage. There is no information available regarding capital and mining operating costs. No economic analysis was ever completed for the project.

(14) Exploration, Development, and Production

A drill budget of 55,000 meters is planned for the year 2019 at Silver Sand and an initial NI43-101 resource estimate is expected at this yearend. A study of preliminary economic assessment is contemplated in the year 2020, meanwhile continuing exploration will be carried out to boost potential resource base.

ITEM 6:  DIVIDENDS AND DISTRIBUTIONS

The Company has not paid dividends on its common shares since incorporation. The Company has no present intention of paying dividends on its common shares. Payment of dividends of distributions in the future will be dependent on the earnings and financial condition of the Company and other factors which the directors may deem appropriate at that time.

ITEM 7:  DESCRIPTION OF CAPITAL STRUCTURE

The Company has an authorized capital of an unlimited number of common shares without par value, of which 142,432,812 common shares were issued and outstanding as fully paid and non-assessable as of June 30, 2019. A further 5,905,000 common shares have been reserved and allotted for issuance upon the due and proper exercise of certain incentive options outstanding as of June 30, 2019. All of the common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each common share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The common shares presently issued are not subject to any calls or assessments.

The Company’s stock option plan (the “Stock Option Plan”) was prepared by the Company in accordance with the policies of the TSX-V and is in the form of a “rolling 10% plan” reserving for issuance upon the exercise of options granted pursuant to the Stock Option Plan a maximum of 10% of the issued and outstanding common shares. As of June 30, 2019, the Company has stock options outstanding to purchase 5,905,000 common shares at exercise prices from $0.55 to $2.30 per share with original terms of 5 years, with the last options expiring on April 23, 2024.

As at June 30, 2019, the Company has no outstanding warrants.

ITEM 8:  MARKET FOR SECURITIES

8.1 Trading Price and Volume

The Company’s shares trade on the TSX-V under the symbol “NUAG”. The following table provides the high and low prices, and average daily volume for the Company’s shares for the period indicated:

Period	High	Low	Volume
July 2018	1.70	1.40	12,467
August 2018	1.63	1.50	9,132
September 2018	1.62	1.43	9,774
October 2018	1.58	1.37	10,805
November 2018	1.46	1.30	5,009
December 2018	1.47	1.18	8,984
January 2019	2.00	1.34	27,668
February 2019	2.39	1.92	51,358
March 2019	2.50	2.17	47,400
April 2019	2.51	2.17	24,929
May 2019	2.30	1.66	16,664
June 2019	2.55	1.91	64,011

8.2 Prior Sales

The following table summarizes the issuance of common shares or securities convertible or exercisable for common shares by the Company during the most recently completed financial year.

Date of Issue	Number of Securities	Security	Price per Security (CAD$)

September 13, 2018	250,000	Common Shares	1.58

February 22, 2019	1,955,000	Stock Options	2.15

April 22, 2019	200,000	Stock Options	2.30

ITEM 9:  ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 10:  DIRECTORS AND OFFICERS

10.1 Name, Occupation and Security Holding

The Company’s directors are elected by shareholders at each annual general meeting and typically hold office until the end of the next annual meeting at which time they will be re-elected or replaced. The following table sets out the names of the directors and officers, all offices in the Company each now holds, each person’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at the date of this AIF.

Name, Position,	Principal Occupations During Last Five	Date of	Shares
Province & Country of	Years(1)	Appointment As a	Beneficially
Residence(1)		Director and/or	Owned or
		Officer	Controlled(1)
Dr. Rui Feng	Chairman, CEO, and Director of Silvercorp	May 12, 2004	10,227,400(2)
Chief Executive Officer	Metals Inc. since September 2003; Director of
and Director	the Canada China Business Council - BC
Beijing, China	Chapter Board; Vice President of Canada-
China Business Association.

The Honourable Jack	Chairman and Director of the Company; Advisor	May 13, 2008	550,000
Austin	to Stern Partners Inc.; Honorary Professor and
Chairman and	Senior Fellow at the Institute of Asian Research
Director(3)(4)(5)	at the University of British Columbia.
British Columbia,
Canada
David Kong	Partner at Ernst & Young LLP from 2005 to	November 29, 2010	501,300(6)
Director(3)(4)(5)	2010. Director of Silvercorp Metals Inc.,
British Columbia,	Uranium Energy Corp., and Gold Mining Inc.
Canada
Greg Hawkins	Founding director and/or consultant of public	November 29, 2010	998,700
Director(3)(4)(5)	and private exploration development ventures
British Columbia,	(Brohm Mining Inc., Dayton Mining Inc., Nevsun
Canada	Resources Ltd., Banro Resource Corp., Tagish
Lake Gold Corp., and African Gold Group Inc.).
Chairman of Yellowhead Mining Inc. Director of
Discovery-Corp Enterprises Inc. Managing
Director of CME and Co. from 1993 to 2014.

John McCluskey	President and Chief Executive Officer of	August 1, 2017	396,250
Director	Alamos Gold Inc.
Toronto, Ontario,
Canada

Martin G. Wafforn	Senior Vice President of Pan American Silver	November 27, 2017	Nil
Director	Corp.
British Columbia,
Canada

Gordon Neal	Vice President, Corporate Development and	August 1, 2017	17,400
President	Investor Relations, Silvercorp Metals Inc.; Vice
British Columbia,	President, Corporate Development, MAG Silver
Canada	Corp.

Jalen Yuan	Controller of Silvercorp Metals Inc.	February 7, 2015	70,000
Chief Financial Officer
British Columbia,
Canada

Alex Zhang	Vice President, Exploration of Silvercorp Metals	June 16, 2016	210,000
Vice President,	Inc.
Exploration
British Columbia,
Canada

Yong-Jae Kim	Lawyer at Gowling WLG (Canada) LLP from	October 1, 2018	Nil
General Counsel and	2010 to 2018. General Counsel and Corporate
Corporate Secretary	Secretary of Silvercorp Metals Inc. from 2018.
British Columbia,
Canada

Notes:

(1) The information as to residence, principal occupation or employment and shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.

(2) Silvercorp Metals Inc. itself, or through subsidiaries, beneficially owns and controls 41,248,900 common shares representing 28.86% of the Company’s outstanding common shares. Dr. Rui Feng and Silvercorp Metals Inc. acting jointly and in concert beneficially owns, directly and indirectly, or exercises control or direction over 51,476,300 or 36.02% of the outstanding common shares of the Company.

(3) Denotes member of the Audit Committee (as defined herein).

(4) Denotes member of the Company’s compensation committee.

(5) Denotes member of the Company’s corporate governance and nominating committee.

(6) Of these shares, 190,000 are held in the name of Mr. Kong’s spouse.

As of the date of this AIF, all of the directors, officers and control persons of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 54,219,950 common shares representing 37.94% of the Company’s 142,909,645 common shares issued and outstanding.

10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, within the 10 years prior to the date of this AIF, is or has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (a) while that person was acting in that capacity was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (b) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after that person ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in that capacity.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities to affect materially the control of the Company, within the 10 years prior to the date of this AIF, is or has been, a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities to affect materially the control of the Company has, within the 10 years prior to this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities to affect materially the control of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable making an investment decision.

10.3 Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resource properties. These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. Under the laws of the Province of British Columbia, the directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also “Item 4.2: Risk Factors”.

ITEM 11:  AUDIT COMMITTEE

11.1 Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule “A”. A description of the responsibilities, powers and operation of the committee can be found therein.

11.2 Composition of the Audit Committee

The Company has an audit committee (the “Audit Committee”) which consists of David Kong (Chair), Jack Austin, and Greg Hawkins. All of the members are considered independent and financially literate pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”). The Audit Committee will be re-constituted after the 2019 annual general meeting.

11.3 Relevant Education and Experience

The Audit Committee currently consists of David Kong, (Chair), Jack Austin, and Greg Hawkins. The directors of the Company have determined that all members of the Audit Committee are “independent” and “financially literate” for the purposes of applicable laws. The directors of the Company have also determined that David Kong, Jack Austin, and Greg Hawkins is each an “Audit Committee Financial Expert” for the purposes of applicable laws. The designation of a member of the Audit Committee as an “Audit Committee Financial Expert” does not make him an “expert” for any purpose, impose any duties, obligations or liability on the member that are greater than those imposed on members of the board of directors (the “Board”) who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

The Audit Committee operates under the guidelines of the Audit Committee Charter which is reproduced later in this AIF. The Audit Committee, among other things, reviews the annual financial statements of the Company for recommendation to the Board, reviews and approves the quarterly financial statements, oversees the annual audit process, the Company’s internal accounting controls and the resolution of issues identified by the Company’s auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the Company’s auditors both with and without the presence of any members of the Company’s management.

David Kong, Director

Mr. Kong holds a Bachelor in Business Administration and earned his Chartered Accountant designation in British Columbia in 1978 and U.S CPA (Illinois) designation in 2002. From 1981 to 2004, he was partner at Ellis Foster Chartered Accountants and from 2005 to 2010, a partner at Ernst & Young LLP. Currently, Mr. Kong is a director of Silvercorp Metals Inc., Uranium Energy Corp., and Gold Mining Inc. Mr. Kong is a certified director (ICD.C) of the Institute of Corporate Directors.

Jack Austin, Director

The Honourable Jack Austin, P.C., C.M., O.B.C, Q.C., B.A., LL.B., LL.M., Doc.Soc.Sci. (Hon) (Macau), LL.D. (Hon), has over 40 years’ experience in law, business, and finance. After serving as legal counsel to several senior mining companies, including International Mineral Corporation, and to BC Hydro in the development of its Peace River and Columbia River power projects, Mr. Austin was President and CEO of two operating mining companies based in B.C.

Greg Hawkins, Director

Mr. Hawkins has been involved in the mining exploration and investment industry since 1969. He has been variously responsible for the identification and/or delineation of 10 mineral deposits in Canada, USA, Chile, Ghana, Mali, and Zaire (DRC). Mr. Hawkins has extensive experience directing and managing companies since he has been a founding project consultant or a founding director of seven public and private exploration and development ventures.

11.4 Audit Committee Oversight

During the last year, recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

11.5 Pre-Approval of Policies and Procedures

The Audit Committee has adopted a specific policy and procedure for the engagement of non-audit services as described in Section 4 of the Audit Committee Charter.

11.6 External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the services provided by Deloitte LLP, auditors to the Company, to ensure independence. Fees billed by external auditors for audit services in the last two fiscal years are outlined below:

Nature of Services	Year Ended	Year Ended
	June 30, 2019	June 30, 2018
Audit Fees(1)	$98,670	$74,900
Audit-Related Fees(2)		-
Tax- Fees(3)	$1,366	$1,926
All Other Fees(4)		-
Total	$100,036	$76,826

Notes:

(1) “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) “All Other Fees” includes all other fees billed by the Company’s auditors.

ITEM 12:	PROMOTERS

The Company did not retain the services of any promoters within the two most recently completed financial years.

ITEM 13:  LEGAL PROCEEDINGS AND REGULATORY ACTIONS

13.1 Legal Proceedings

The Company is not aware of any actual or pending material legal proceedings to which the Company is or is likely to be party or of which any of its business or property is or is likely to be subject.

13.2 Regulatory Actions

There are no (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company; or (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

ITEM 14:  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, during the three most recently completed financial years, no director or executive officer, insider, or any associate or affiliate of such insider, or director, or executive officer has had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

The following summarizes the Company’s relationship with related parties since July 1, 2019:

Transactions with related parties	Year ended June 30, 2019
Silvercorp Metals Inc.(1)	$304,561

Related Party Transactions are entered into based on normal market conditions at the amounts agreed on by the parties. As at June 30, 2019, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Due to related parties	Year ended June 30, 2019

Silvercorp Metals Inc.(1)	$89,189

Note:

(1) Silvercorp has two common directors and two officers with the Company and shares office space and provides various general and administrative services to the Company. During the year ended June 30, 2019, the Company recorded total expenses of $304,561 (year ended June 30, 2018 - $351,280) for services rendered and expenses incurred by Silvercorp on behalf of the Company.

ITEM 15:  TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for the Company’s common shares is Computershare Investor Services Inc. of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

ITEM 16:  MATERIAL CONTRACTS

There are no other contracts, other than those herein disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year ended June 30, 2019, or before the most recently completed financial year but are still in effect as of the date of this AIF.

ITEM 17:  INTERESTS OF EXPERTS

17.1 Names and Interests of Experts

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made under NI 51-102 by the Company during the current financial year other than Deloitte LLP, the Company’s auditors, and Donald J. Birak, author of the Silver Sand Technical Report.

Deloitte LLP

None of the employees of Deloitte LLP have any registered or beneficial interests, direct or indirect, in any securities or property of the Company or of the Company’s associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter, or to be received by them. Deloitte LLP, the Company’s auditors, are independent in accordance with the auditor’s rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate of the Company.

Deloitte LLP are the auditors for the Company and have advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

Silver Sand Technical Report

The latest technical report on the Silver Sand Project entitled “Silver Sand Project, Potosí Department, Bolivia” dated August 15, 2017, with an effective date of August 1, 2017 (the “Silver Sand Technical Report”) was prepared by Mr. Donald J. Birak, Registered Member SME and Fellow AusIMM. Mr. Birak is an Independent Qualified Person within the meaning of NI 43-101. Prior to the closing of the Alcira acquisition Don Birak prepared a technical report on the Silver Sand Property dated April 6, 2017 and effective May 31, 2017. Don Birak visited the Silver Sand Property for three days in both December 2016 and May 2017.

The independent “Qualified Person” named in “Item 17: Names and Interests of Experts”, when or after they prepared the statement, report or valuation, has not received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or any associates or affiliates of the Company or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company. The Qualified Person who was responsible for the preparation of the Silver Sand Technical Report beneficially owned, directly or indirectly, less than 1% of the common shares.

ITEM 18:  ADDITIONAL INFORMATION

Additional information on the Company may be found on the Company’s website at www.newpacificmetals.com or under the Company’s profile on SEDAR at www.sedar.com. Additional financial information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company’s most recent financial statements and the management discussion and analysis for its most recently completed financial year.

SCHEDULE “A”

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF

NEW PACIFIC METALS CORP.

(Adopted by the Board on September 12, 2018)

1.0 Purpose of the Committee

1.1 The Audit Committee represents the Board in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries, and has general responsibility for oversight of internal controls, accounting and auditing activities and legal compliance of the Company and its subsidiaries.

2.0 Members of the Committee

2.1 The Audit Committee shall consist of no less than three Directors a majority of whom shall be “independent” as defined under Multilateral Instrument 52-110, while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

2.2 At least one Member of the Audit Committee must be “financially literate” as defined under Multilateral Instrument 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.0 Meeting Requirements

3.1 The Committee will, where possible, meet on a regular basis at least once every quarter, and will hold special meetings as it deems necessary or appropriate in its judgment. Meetings may be held in person or telephonically, and shall be at such times and places as the Committee determines. Without meeting, the Committee may act by unanimous written consent of all members which shall constitute a meeting for the purposes of this charter.

3.2 A majority of the members of the Committee shall constitute a quorum.

4.0 Duties and Responsibilities

The Audit Committee’s function is one of oversight only and shall not relieve the Company’s management of its responsibilities for preparing financial statements which accurately and fairly present the Company’s financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements. Specifically, the Audit Committee will:

(a) have the authority with respect to the appointment, retention or discharge of the independent public accountants as auditors of the Company (the “auditors”) who perform the annual audit in accordance with applicable securities laws, and who shall be ultimately accountable to the Board through the Audit Committee;

(b) review with the auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

(c) review information, including written statements from the auditors, concerning any relationships between the auditors and the Company or any other relationships that may adversely affect the independence of the auditors and assess the independence of the auditors;

(d) review and discuss with management and the auditors the Company’s audited financial statements and accompanying Management’s Discussion and Analysis of Financial Conditions (“MD&A”), including a discussion with the auditors of their judgments as to the quality of the Company’s accounting principles and report on them to the Board;

(e) review and discuss with management the Company’s interim financial statements and interim MD&A and report on them to the Board;

(f) pre-approve all auditing services and non-audit services provided to the Company by the auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

(g) evaluate the external auditor’s performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

(h) periodically review the adequacy of the Company’s internal controls and ensure that such internal controls are effective;

(i) review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the auditors that may have a significant impact on the Company’s financial reports, and report on them to the Board;

(j) oversee and annually review the Company’s Code of Business Conduct and Ethics;

(k) approve material contracts where the Board of Directors determines that it has a conflict;

(l) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the audit or other accounting matters;

(m) where unanimously considered necessary by the Audit Committee, engage independent counsel and/or other advisors at the Company’s expense to advise on material issues affecting the Company which the Audit Committee considers are not appropriate for the full Board;

(n) satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

(o) review and monitor all related party transactions which may be entered into by the Company; and

(p) periodically review the adequacy of its charter and recommending any changes thereto to the Board.

5.0 Miscellaneous

5.1 Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.